UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 20, 2017

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NOVA SOUTH, 160 VICTORIA STREET LONDON, SW1E 5LB UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: September 20, 2017	By:	/s/ Rachel Agnew

	Name:	Rachel Agnew
	Title:	Company Secretary

Sustainability
Report
2017

Chief Executive Officer’s review 2
Sustainability achievements at a glance 3
BHP locations 4
How we operate sustainably 6
About this Sustainability Report 8
Materiality Analysis 9
Our sustainability performance 10
Introducing our targets for FY2022 and beyond 11
Samarco 12
Operating with ethics and integrity 14
Our relentless pursuit to improve safety 16
Our focus on culture 18
Caring for the wellbeing of our workforce 21
Actively supporting communities 24
Building partnerships with Indigenous peoples 28
Respecting human rights 30
Managing climate change as a strategic priority 32
Protecting our environment 36
Appendix 39
Sustainability is a core part
of who we are and what we do.
We are determined to make
a positive difference.
In this Sustainability Report
Sustainability Report boundary
This Sustainability Report covers BHP’s assets (including those under exploration, projects in development or execution phases, sites and closed operations) that have been wholly owned and operated by BHP and assets that have been owned as a joint
operation which are operated by BHP (referred to in this Report as ‘assets’, ‘operated assets’ or ‘operations’) during the period from
1 July 2016 to 30 June 2017. Our Marketing and Supply business and our functions are also included.
BHP also holds interests in assets that are owned as a joint venture but not operated by BHP (referred to in this Report as ‘non-operated joint ventures’ or ‘non-operated assets’). Our non-operated joint ventures are not included within the scope of this Sustainability
Report. However, we have included a section on Samarco – our non-operated joint venture between BHP Billiton Brasil Limitada and Vale S.A. In addition, this Sustainability Report includes a limited number of specific references to key issues at our other non-operated joint ventures.
Data for non-operated joint ventures is not presented in this
Sustainability Report, unless otherwise stated. Comparative
information includes divested operated assets, unless
otherwise stated.
Further details on the approach, boundary and scope of this
Sustainability Report are on page 8.
Forward looking statements
This Sustainability Report contains forward looking statements, including statements regarding plans, strategies and objectives of management; closure or divestment of certain assets,
operations or facilities; and regulatory developments.
Forward looking statements can be identified by the use of
terminology such as ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’,
‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’ or similar words. These statements discuss future expectations or provide other forward looking information.
These forward looking statements are not guarantees or predictions of future performance and involve known and unknown risks,
uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the statements contained in this Sustainability
Report. Readers are cautioned not to put undue reliance on forward looking statements.
Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact
of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in the countries where we are exploring or developing projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty;
labour unrest; and other factors identified in the risk factors set out in section 1.8.3 of our Annual Report 2017, available online at bhp.com.
Except as required by applicable regulations or by law, BHP
does not undertake to publicly update or review any forward
looking statements, whether as a result of new information
or future events. Past performance cannot be relied on as
a guide to future performance.

BHP Our Charter We are BHP, a leading global resources company. Our Purpose Our Values Our purpose is to create long-term shareholder value through the discovery, acquisition, development and marketing of natural resources. Sustainability Putting health and safety first, being environmentally responsible and supporting our communities. Our Strategy Integrity Doing what is right and doing what we say we will do. Our strategy is to own and operate large, long-life, low-cost, expandable, upstream assets diversified by commodity, geography and market. Respect Embracing openness, trust, teamwork, diversity and relationships that are mutually beneficial. Performance Achieving superior business results by stretching our capabilities. Simplicity Focusing our efforts on the things that matter most. Accountability Defining and accepting responsibility and delivering on our commitments. We are successful when: Our people start each day with a sense of purpose and end the day with a sense of accomplishment. Our teams are inclusive and diverse. Our communities, customers and suppliers value their relationships with us. Our asset portfolio is world-class and sustainably developed. Our operational discipline and financial strength enables our future growth. Our shareholders receive a superior return on their investment. Andrew Mackenzie Chief Executive Officer May 2017
BHP Sustainability Report 2017 1

‘BHP will always work to be a
responsible corporate citizen.’
Andrew Mackenzie
Chief Executive Officer
As always, I am pleased to present our Sustainability Report on behalf of the people of BHP. At BHP, we don’t only focus
on what we achieve, but how we achieve it. We hold ourselves accountable to this commitment by voluntarily disclosing
our sustainability performance.
Safety is our top priority. Tragically, two colleagues died in workplace incidents over the last year – one at our Escondida mine in October 2016 and one at Goonyella Riverside mine
in August 2017. These fatalities have had a profound and
permanent impact on families, friends, colleagues and BHP.
We enter FY2018 more committed than ever to make sure
all our people go home safe. Nothing is more important.
We commissioned independent investigations into the cause
of each fatality and, more importantly, how we can prevent
them from happening again. Learnings from the Escondida
fatality have already been shared broadly and transparently
with our people, and have redoubled our efforts to protect
their wellbeing.
In FY2017, we carried on our commitment to do what is right
in response to the Fundão tailings dam failure at the Samarco operation in Brazil. Our team in Brazil remains focused
to rebuild the communities and restore the environment
impacted by the dam failure.
We will work tirelessly now, and in the long term, to do the right thing.
Over the past five years, our people have shown a steadfast
dedication to all the values outlined in Our Charter. The
passion, expertise and drive of everyone is evident in the
results of our FY2013–FY2017 sustainability performance
targets. Across the public goals for health, safety, environment and community, we met or exceeded the majority of the
benchmarks we set.
Importantly, we also made significant contributions
to the world we live in. Our voluntary social investment
of US$2.3 billion in community programs since 2001
has benefitted communities across the globe.
We have consciously aimed to exceed minimum compliance
requirements to protect the environment. We have worked
hard to reduce the impact of our own operations and
promoted the conservation and sustainable use of natural
environments. Due to our early actions to reduce greenhouse
gas emissions and transparently disclose our position on,
and actions to address, climate change, we have established
ourselves as a leader in our sector.
Extensive consultation with experts both inside and outside
of BHP has informed our new five-year sustainability
performance targets, which begin in FY2018. For the first
time, these targets include long-term environment goals,
framed around global sustainability agreements and
frameworks. The goals are consistent with our commitment
to the Paris Agreement and the United Nations Sustainable
Development Goals.
I am confident we will achieve the ambitious targets we have set ourselves and advance our commitment to be a force for
good in the communities in which we work.
Regardless of commodity prices, geopolitical changes
and economic fluctuations, BHP will always work to be
a responsible corporate citizen. It is a core to who we are
and what we do.
Similarly, we will always transparently share our sustainability performance with you. It is important we grow, improve and
also remain accountable to our host communities,
stakeholders and shareholders.
I would like to thank the people of BHP for their relentless pursuit of excellence in sustainability. Their commitment
to Our Charter values, and dedication to continuously
improve how we work, give me great confidence that BHP
will continue to play an integral role in creating a safer and more sustainable future for all.
Andrew Mackenzie
Chief Executive Officer
Chief Executive Officer’s review
2 BHP Sustainability Report 2017

We prioritise health and safety
for our people
We work to ensure our
occupational exposure limits
protect our people
We responsibly manage and
enable a resilient portfolio We actively support communities
FY2016 FY2017
4.3 4.2
Year-on-year improvement of our
total recordable injury frequency (TRIF) (1)
Our reduction in greenhouse gas
emissions increased productivity
Potential exposures down
Social investment and contribution
Sustainability achievements at a glance
Potential occupational exposures
have reduced by
76 per cent
compared with our 2012 baseline
Our actions on climate change
Projects tracked since FY2013 achieved more than
975,000 tonnes CO2
of annualised abatement
in FY2017 at our Continuing operations
FY2017
US$80.1 million
US$4.7 billion paid in taxes
and royalties in FY2017
1 per cent
of pre-tax profits
invested for
community benefit
since 2001
(1) TRIF is calculated based on the number of recordable
injuries per million hours worked.
BHP Sustainability Report 2017 3

BHP locations (includes non-operated)



17 United Kingdom Production Unit
29 Corporate office
18 Algeria Joint Interest Unit
27 Global Asset Services Centre
28 Marketing and corporate office
19 14 Australia Joint Interest Unit
2 Western Australia Iron Ore
1 Olympic Dam
6 Nickel West
24 Minerals Australia office
21 Minerals Australia office
23 Global headquarters
19 Australia Joint Interest Unit
14 Australia Production Unit
5 BHP Billiton Mitsui Coal
4 BHP Billiton Mitsubishi Alliance
22 Minerals Australia office
3 New South Wales Energy Coal
14 Australia Production Unit
25 Minerals Americas office
12 Jansen
31 Corporate office
13 Onshore US
30 Petroleum office
20 Gulf of Mexico Joint Interest Unit
15 Gulf of Mexico Production Unit
16 Trinidad and Tobago Production Unit
11 Cerrejón
9 Antamina
10 Samarco
8 Pampa Norte
7 Escondida
26 Minerals Americas office

4 BHP Sustainability Report 2017

Minerals Australia

Ref	Country	Asset	Description	Ownership
1	Australia	Olympic Dam	Underground copper mine, also producing uranium, gold and silver	100%
2	Australia	Western Australia Iron Ore	Integrated iron ore mines, rail and port operations in the Pilbara region of Western Australia	51–85%
3	Australia	New South Wales Energy Coal	Open-cut energy coal mine and coal preparation plant in New South Wales	100%
4	Australia	BHP Billiton Mitsubishi Alliance	Open-cut and underground metallurgical coal mines in the Queensland Bowen Basin and Hay Point Coal Terminal	50%
5	Australia	BHP Billiton Mitsui Coal	Two open-cut metallurgical coal mines in the Bowen Basin, Central Queensland	80%
6	Australia	Nickel West	Integrated sulphide mining, concentrating, smelting and refining operation in Western Australia	100%

Minerals Americas

Ref	Country	Asset	Description	Ownership
7	Chile	Escondida	Open-cut copper mine located in northern Chile	57.5%
8	Chile	Pampa Norte	Consists of the Cerro Colorado and Spence open-cut mines, producing copper cathode in northern Chile	100%
9	Peru	Antamina(1)	Open-cut copper and zinc mine in northern Peru	33.75%
10	Brazil	Samarco(1)	Open-cut iron ore mines, concentrators, pipelines, pelletising facilities and dedicated port	50%
11	Colombia	Cerrejón(1)	Open-cut energy coal mine with integrated rail and port operations	33.3%
12	Canada	Jansen	Our interest in potash is via development projects in the Canadian province of Saskatchewan, where the Jansen Project is our most advanced	100%

Petroleum

Ref	Country	Asset	Description	Ownership
13	US	Onshore US	Onshore shale liquids and gas fields in Arkansas, Louisiana and Texas	<1–100%
14	Australia	Australia Production Unit	Offshore oil fields and gas processing facilities in Western Australia and Victoria	39.99–90%
15	US	Gulf of Mexico Production Unit	Offshore oil and gas fields in the Gulf of Mexico	35–44%
16	Trinidad and Tobago	Trinidad and Tobago Production Unit	Offshore oil and gas fields	45%
17	UK	UK Production Unit(1)	Offshore oil and gas fields	16–31.83%
18	Algeria	Algeria Joint Interest Unit(1)	Onshore oil and gas unit	29.5%
19	Australia	Australia Joint Interest Unit(1)	Offshore oil and gas fields in Bass Strait and North West Shelf	12.5–50%
20	US	Gulf of Mexico Joint Interest Unit(1)	Offshore oil and gas fields in the Gulf of Mexico	4.95–44%

BHP principal office locations

Ref	Country	Location	Office
21	Australia	Adelaide	Minerals Australia office
22	Australia	Brisbane	Minerals Australia office
23	Australia	Melbourne	Global headquarters
24	Australia	Perth	Minerals Australia office
25	Canada	Saskatoon	Minerals Americas office
26	Chile	Santiago	Minerals Americas office
27	Malaysia	Kuala Lumpur	Global Asset Services Centre
28	Singapore	Singapore	Marketing and corporate office
29	UK	London	Corporate office
30	US	Houston	Petroleum office
31	US	New York	Corporate office

Copper · Iron Ore · Coal · Nickel · Potash · Petroleum

(1) Non-operated joint venture.

BHP Sustainability Report 2017 5

How we operate sustainably
Our sustainability framework
Sustainability is at the heart of everything we do. We put health and safety first, we are environmentally responsible, we respect human rights and we support host communities.
As a partner in the communities in which we operate, we share stewardship of the environment, support local cultures and help drive economic development. Many of our operations last for decades, and the maintenance of a social licence to operate them is essential.
Our Charter value of Sustainability is core to our strategy
and integrated into everything we do.
We are committed to complying with the laws and
regulations of the jurisdictions in which we operate and aim to exceed legal and regulatory requirements where those are
less stringent than our own.
Our approach to sustainability is defined by Our Charter
and realised through Our Requirements standards. These
clearly describe our mandatory minimum performance
requirements and provide the foundation to develop and
implement management systems at our assets. Our standards
are consistent with the principles, position statements and
mandatory requirements of the International Council of
Mining and Metals’ Sustainable Development Framework,
the United Nations’ (UN) Global Compact, the UN Declaration
of Human Rights and the Voluntary Principles on Security
and Human Rights.
Contractors working at our assets are required to comply
with our health, safety, environment and community (HSEC)
standards and requirements. We also engage with and
encourage our suppliers, agents and service providers
to maintain business practices and workplace standards
that are comparable to our own.
Through reporting, we are accountable
to our stakeholders for results
Our Requirements standards are the foundation
for developing and implementing e_ective
management solutions
Our BHP Code of Business Conduct supports
Our Charter, and reflects many of the standards
and procedures applied throughout BHP
Targets
Metrics/indicators
Systems
Our Requirements standards
Our Code of Business Conduct
Our Charter
Results
Identifying metrics and indicators to track performance
and setting clear targets challenge us, drive improvement
and allow stakeholders to assess our performance
in the areas that matter most
Our Charter articulates our common purpose,
our values, how we measure success and the
basis for decision-making
How we engage with our partners at non-operated
joint ventures
BHP holds interests in companies and joint ventures that
we do not operate. We engage with our joint venture
partners and operator companies around sustainable
development through formal governance structures
and technical exchanges.
Non-operated petroleum joint ventures
In our current non-operated petroleum joint ventures,
we have processes in place to identify and manage risks
within the rights afforded by the respective joint operating agreements. This includes (as permitted by the relevant
operator and/or joint venture arrangements) verification
of risk control strategies through field visits, review and
analysis of the operator’s performance data, participation
in operator audits and sharing of BHP risk management
strategies and processes.
Non-operated minerals joint ventures
Our non-operated minerals joint ventures include Antamina
(33.75 per cent), Cerrejón (33.33 per cent), Resolution
(45 per cent) and Samarco (50 per cent).
Following a review of governance at our non-operated
minerals joint ventures (NOJV), we created a NOJV
leadership team and a supporting team, and developed
a global standard which defines the requirements for
managing BHP’s interest in our NOJVs.
Further information on sustainability at our non-operated
minerals joint ventures is available on page 13.
6 BHP Sustainability Report 2017

Managing sustainability
Governance of sustainability
We believe high standards of governance are critical to
deliver our strategy, create long-term value and maintain
our social licence to operate.
The Board oversees our sustainability approach. The Board’s
Sustainability Committee assists with governance and
monitoring. The Sustainability Committee also oversees
HSEC and other human rights matters, including the
adequacy of the systems in place to identify and manage
HSEC-related risks, legal and regulatory compliance and
overall HSEC and human rights performance. Members of
the Sustainability Committee are Non-executive Directors,
each of whom is appropriately skilled in HSEC and related
matters as determined by the Board.
The Board’s Risk and Audit Committee assists with
oversight of the Group’s systems of risk management.
The Remuneration Committee seeks guidance each year
from the Sustainability Committee when determining and
assessing performance against HSEC-related scorecard
targets. The Sustainability Committee also offers guidance
on any matters relating to these scorecard targets that
it believes the Remuneration Committee should consider
when finalising outcomes.
We seek advice from external experts and forums on issues
relating to sustainability as part of our decision-making
process. The BHP Forum on Corporate Responsibility is a key
part of our stakeholder engagement program. The Forum
comprises eight independent experts in various fields
of sustainability, who make a vitally important contribution to our approach to a range of social and environmental issues and the development of our standards. They provide insight
into current and emerging issues, challenge our thinking
and allow us to understand and consider the broader impacts
of our actions.
Managing risk
Our assets and functions are required to identify and manage material risks across our business activities, functions and processes through Our Requirements for Risk Management
standard. This allows us to consistently apply a risk-based
approach to sustainability.
All material risks are assessed with consideration of the
potential health, safety, environmental, community,
reputational, legal and financial impacts. By embedding
risk management into our work processes and critical
business systems, we ensure we make decisions based
on relevant inputs and valid data.
Our Internal Audit function evaluates the design and
effectiveness of our sustainability processes every year.
These audit results are used to create detailed management
plans to address any identified gaps.
Key findings are reported to the Executive Leadership Team
and Asset Presidents, with summary reports provided to the
Sustainability Committee and the Risk and Audit Committee.
Third party assurance providers visit selected assets and
evaluate the content of our Sustainability Report to ensure
we accurately represent our commitments and actions.
A broader discussion of our risk factors and management
approach is provided in our Annual Report 2017.
Direct business contribution
Broad economic contribution
Social investment framework
Taxes and royalties
Supply chain
Employment
Resources that we produce
Health, capability
and social inclusion
Environment
Governance
Contributing to sustainable development
The United Nations’ Sustainable Development Goals (SDGs)
are ambitious goals to improve the wellbeing of present
and future generations. The 17 SDGs aim to tackle the
world’s most pressing challenges through the promotion
of sustainable development. As a global company, many
of these sustainable development challenges are clearly
evident to us around the world.
We contribute towards the achievement of the SDGs through:
our direct business activities – the products we produce
and the way we produce them;
the use by host governments of the taxes and royalties
we pay, the direct and indirect employment opportunities
we create, and our supply chain;
our voluntary social investment.
BHP Sustainability Report 2017 7

About this Sustainability Report

Reporting approach

BHP Billiton Limited, BHP Billiton Plc and our respective subsidiaries operate as BHP. Throughout this Sustainability Report, unless otherwise noted, 'BHP', the 'Company', the 'Group', the 'organisation', 'we', 'us', 'our', and 'ourselves' refer to the combined group. This includes our operated assets, Marketing and Supply, and functions. It does not include non-operated assets in which we have an interest.

This Sustainability Report aligns with the International Council on Mining and Metals' Sustainable Development Framework and is prepared in accordance with the Global Reporting Initiative Standards comprehensive-level reporting.

As signatories to the principles of the United Nations' Global Compact (UNGC), this Sustainability Report serves as our UNGC Communication on Progress on implementation of the principles and support for its broader development objectives.

Further details are on our website at bhp.com and we invite readers to access case study information and topic-specific detail via this platform. KPMG has provided independent assurance in respect of this Sustainability Report. A copy of KPMG's assurance report is on page 44.

Reporting boundary and scope

This Sustainability Report covers BHP's assets (including those under exploration, projects in development or execution phases, sites and closed operations) that have been wholly owned and operated by BHP and assets that have been owned as a joint operation which are operated by BHP (referred to in this Report as 'assets', or 'operated assets' or 'operations') during the period from 1 July 2016 to 30 June 2017. Our Marketing and Supply business and our functions are also included.

Nickel West is considered a non-core asset and as a result has not been fully integrated into the BHP Operating Model. Accordingly, Nickel West has been granted exemptions from certain *Our Requirements* standards, including the requirements to conduct a human rights impact assessment every three years; have a quantified water balance model (unless required by a material risk); identify opportunities to reduce greenhouse gas (GHG) emissions outside of certain approved activities; and develop GHG public reduction targets. Statements in this Sustainability Report concerning these matters do not apply to Nickel West.

BHP also holds interests in assets that are owned as a joint venture but not operated by BHP (referred to in this Report as 'non-operated joint ventures' or 'non-operated assets'). Our non-operated joint ventures are **not** included within the scope of this Sustainability Report. However, we have included a section on Samarco – our non-operated joint venture between BHP Billiton Brasil Limitada and Vale S.A.

In addition, this Sustainability Report includes a limited number of specific references to key issues at our other non-operated joint ventures.

Data for non-operated joint ventures is not presented in this Sustainability Report, unless otherwise stated. Comparative information includes divested assets unless otherwise stated.

Our stakeholders

As a global company, we interact with a range of stakeholders. Our methods and frequency of communicating to, and with, stakeholders are also diverse.

- Globally, we communicate via our Annual General Meetings, corporate publications (including the Annual Report, Sustainability Report and other topic-specific reports), our website (bhp.com), releases to the market and media, analyst briefings, speeches and interviews with senior executives.
- At a regional and local level, each asset is required to plan, implement and document stakeholder engagement activities. This includes newsletters and reports; community perception surveys and consultation groups; implementing community complaints and grievance mechanisms; and representation on specific industry association committees and initiatives.
- As a key stakeholder group, we also engage with our people (employees and contractors) via tailored internal channels. These channels include our intranet; email and newsletters; town halls; and by inviting feedback and comment through employee perception surveys. Key internal announcements and videos are made available in English and Spanish.

Our key stakeholders include:

- business partners
- community-based organisations
- employees and contractors
- governments and regulators
- industry peers and associations
- labour unions
- local and Indigenous communities
- media
- non-government organisations
- shareholders and investment organisations
- society partners
- suppliers and customers

Anyone seeking to use information in this Sustainability Report or seeking to draw conclusions from the data presented should email hsecenquiries@bhp.com for assistance.

Voluntary initiatives and public commitments

GRI GOLD Community BHP 2017

ICMM International Council on Mining & Metals

WE SUPPORT

CHRB Corporate Human Rights Benchmark

VOLUNTARY PRINCIPLES ON SECURITY & HUMAN RIGHTS

EITI Extractive Industries Transparency Initiative

CDP DRIVING SUSTAINABLE ECONOMIES

RECONCILIATION ACTION PLAN ELEVATE

8 BHP Sustainability Report 2017

Materiality analysis
We regularly engage with our stakeholders to understand the sustainability issues that are of interest to them and important to our business.
The content of this Sustainability Report is shaped by our annual materiality assessment, which is based on a review of sustainability risks and opportunities identified by analysing inputs, including our risk registers, and by engaging with internal and external stakeholders. Our materiality assessment is in accordance with Global Reporting Initiative (GRI) principles for defining report content through a cycle of identification, prioritisation, validation and review.
The materiality assessment also informs our sustainability strategies and ensures we provide transparent coverage of key topics. By identifying and responding to material sustainability issues, we are able to successfully deliver on BHP’s strategy and create value for shareholders.
The list of material topics outlined below were reviewed by the Sustainability Committee and reassessed throughout the preparation of this Sustainability Report.
Our materiality assessment and stakeholder engagement processes are detailed in our 2017 Sustainability Reporting Navigator, available online at bhp.com.
Our material topics Section Page number
Our response to the Samarco dam failure; management
of tailings dam facilities; governance over non-operated
joint ventures.
Samarco 12
How we operate responsibly; our approach to
anti-corruption compliance; closure planning;
transparency in our public reporting; sustainable
procurement; product stewardship.
Operating with ethics and integrity 14
Managing the safety of our workforce, our safety risks
and being prepared for emergencies.
Our relentless pursuit to improve safety 16
Workforce composition and engagement; diversity
and inclusion in our workforce; talent development
and retention.
Our focus on culture 18
Managing the health impacts of our operations; physical
and mental health and wellbeing of our workforce.
Caring for the wellbeing of our workforce 21
Engaging with and responding to local communities;
investment in partnerships, programs and initiatives
that help support and improve local communities;
broader economic contribution of BHP (1).
Actively supporting communities 24
Our approach to Indigenous rights and cultural heritage;
investment in partnerships, programs and initiatives that
help support and improve local Indigenous communities.
Building partnerships with Indigenous peoples 28
Our approach to human rights; security services;
responsible exit from operations; supply chain human
rights management.
Respecting human rights 30
Climate change policy and portfolio resilience; responding
to the physical impacts of climate change; managing and
minimising greenhouse gas emissions from our operations
and from the downstream use of our products; energy
management and security.
Managing climate change as a strategic priority 32
Water management and access; biodiversity and land
management; environmental incidents; air emissions.
Protecting our environment 36
Hydraulic fracturing management. Online at bhp.com/casestudies
(1) Information is also available in the BHP Economic Contribution Report 2017, available online at bhp.com.
BHP Sustainability Report 2017 9

Our sustainability performance

We have been setting, meeting and exceeding targets for over 20 years.

BHP has been setting global sustainability targets since 1997. A strong part of our history, these targets help us focus on our most material sustainability risks.

FY2017 marked the end of our sustainability target period from FY2013–FY2017. The table below shows our performance in FY2017 against these targets. Further detail on our performance is available throughout this Report and in the Appendix to this Report.

FY2013–FY2017 target performance

● Target not met ● Target met

	Target	Performance	Commentary
Safety	• Zero work-related fatalities.	Target not met	• One work-related fatality at our Escondida asset in FY2017.
Safety	• Year-on-year improvement of our total recordable injury frequency (TRIF).[1]	Target met	• TRIF performance at our operated assets in FY2017 was 4.2 per million hours worked, a two per cent improvement compared with FY2016 and a nine per cent improvement over five years.
Health	In addition to use of personal protective equipment, which safeguards our workforce, we will reduce potential occupational exposure[2] to carcinogens and airborne contaminants by 10 per cent.	Target met	A reduction of 76 per cent (compared with our FY2012 baseline[3]) in our potential occupational exposures to carcinogens and airborne contaminants, demonstrating our commitment to keeping our workforce healthy.
Community	• No significant community events.[4]	Target met	• No significant community events resulting from BHP operated activities in FY2017.
Community	• One per cent of pre-tax profits invested in community programs, including cash and administrative costs, calculated on the average of the previous three years' pre-tax profit.	Target met	• US$80.1 million invested in FY2017, which included US$75.1 million in programs that benefitted communities, and a US$5 million contribution to the BHP Billiton Foundation.
Community	• Conduct annual reviews for alignment with the Voluntary Principles on Security and Human Rights and implement improvement plans to close identified gaps.	Target met	• Annual reviews for alignment with the Voluntary Principles on Security and Human Rights were conducted and improvement plans are being implemented where required.
Community	• All assets to have local procurement plans with targets.	Target met	• All assets have local procurement plans in place with targets in FY2017.
Climate change	• We will maintain total greenhouse gas (GHG) emissions below FY2006 levels[5] while we continue to grow our business.	Target met	A 21 per cent reduction in our GHG emissions compared with the FY2006 base year. Projects tracked since FY2013 achieved more than 975,000 tonnes of CO_2-e of annualised abatement in FY2017 at our operations.
Environment	• No significant environmental events.[4]	Target met	• No significant environmental events at our operated assets in FY2017.
Environment	• All assets with water-related material risks, inclusive of volume and quality considerations, will set targets and implement projects to reduce their impact on water resources.	Target met	• All our assets that identified water-related material risks implemented at least one project to improve the management of associated water resources in FY2017.
Environment	• All assets to develop dedicated biodiversity management plans, including controls to prevent, minimise, rehabilitate and offset impacts to biodiversity.	Target met	• Land and biodiversity management plans were in place in FY2017 at all our operations.
Environment	• We will finance the conservation and continuing management of areas of high biodiversity and ecosystem value that are of national or international conservation significance.	Target met	• Through our conservation target, we committed over US$50 million towards the conservation and continuing management of 620,000 hectares of high biodiversity and ecosystem value land.

(1) The sum of (fatalities + lost-time cases + restricted work cases + medical treatment cases) multiplied by 1 million ÷ actual hours worked by our employees and contractors. Stated in units of per million hours worked. We adopt the US Government's Occupational Safety and Health Administration Guidelines for the recording and reporting of occupational injuries and illnesses.

(2) For exposures exceeding our FY2012 baseline occupational exposure limits requiring the use of personal protective equipment.

(3) Since setting the baseline in FY2012, it has been adjusted for material acquisitions and divestments.

(4) A significant event, resulting from BHP operated activities, is one with a severity rating of four and above, based on our internal severity rating scale (tiered from one to seven by increasing severity) and aligned to the *Our Requirements for Risk Management* standard.

(5) FY2006 baseline was adjusted for material acquisitions and divestments based on asset GHG emissions at the time of transaction.

10 BHP Sustainability Report 2017

Introducing our targets for FY2022 and beyond

We have framed our targets and plans for the next five years and beyond around shared global challenges.

Created in consultation and collaboration with our assets and key internal and external stakeholders, our new sustainability performance targets and longer-term goals were approved by the Sustainability Committee in June 2017 and took effect from 1 July 2017.

Our targets for health and safety are consistent with those adopted in recent years, though our health target is now more focused on our most material exposures of diesel particulate, silica and coal mine dust.

Our community targets will continue to focus on reduced risk and improved quality of life in host communities, in line with the United Nations' Sustainable Development Goals (SDGs).

Through our environment targets, we will continue to focus on greenhouse gas emissions, water and biodiversity. We have also set longer-term goals framed around global sustainability agreements and frameworks, which are consistent with the Paris Agreement and SDGs.

These targets help us operate safely, manage our access to water sustainably, reduce our environmental impact, look after our people, and contribute to host communities. Achieving these goals will be fundamental to the success of our business.

FY2018–FY2022 targets and longer-term goals

	Target	Target date	Further details
Safety	• Zero work-related fatalities. • Year-on-year improvement of our total recordable injury frequency (TRIF).	Annual Annual	Page 17
Health	For our most material exposures of respirable silica, diesel particulate and coal mine dust, we will achieve a 50 per cent reduction in the number of workers potentially exposed as compared with the FY2017 baseline.	30 June 2022	Page 22
Community	Zero significant community events.[1]	Annual	Page 25
Community	Our social investment will contribute to improved quality of life in host communities and support achievement of the UN Sustainable Development Goals. We will invest not less than one per cent of pre-tax profit (three-year rolling average) in meeting these objectives.	30 June 2022	
Community	Regional Indigenous Peoples Plans will be developed, which support implementation of BHP's Indigenous Peoples Strategy. Plans will include all geographically relevant assets.	30 June 2022	Page 28
Climate change	Maintain FY2022 greenhouse gas (GHG) emissions at or below FY2017[2][3] levels while we continue to grow our business. **Longer-term goal:** In line with international commitments, BHP aims to achieve net-zero operational GHG emissions in the second half of this century.	30 June 2022 The second half of this century.	Page 35
Environment	Zero significant environmental events.[1]	Annual	Page 38
Environment	Reduce FY2022 fresh water withdrawal[4] by 15 per cent from FY2017[2] levels. **Longer-term goal:** In line with SDG 6[5], BHP will collaborate to enable integrated water resource management in all catchments where we operate by FY2030.	30 June 2022 By FY2030	
Environment	Improve marine and terrestrial biodiversity outcomes by: • developing a framework to evaluate and verify the benefits of our actions, in collaboration with others; • contributing to the management of areas of national or international conservation significance exceeding our disturbed land footprint. **Longer-term goal:** In line with SDGs 14[6] and 15[7], BHP will, by FY2030, have made a measurable contribution to the conservation, restoration and sustainable use of marine and terrestrial ecosystems in all regions where we operate.	30 June 2022 By 2030	

(1) A significant event, resulting from BHP operated activities, is one with a severity rating of four and above, based on our internal severity rating scale (tiered from one to seven by increasing severity) and aligned to the *Our Requirements for Risk Management* standard.
(2) FY2017 baseline will be adjusted for any material acquisitions and divestments based on asset water withdrawal and/or GHG gas emissions at the time of transaction.
(3) With the use of carbon offsets, as required.
(4) Where 'withdrawal' is as defined in 'A Practical Guide to Consistent Water Reporting', ICMM (2017); and 'fresh water' is defined as 'waters other than sea water'.
(5) SDG 6: Ensure access to water and sanitation for all.
(6) SDG 14: Conserve and sustainably use the oceans, seas and marine resources.
(7) SDG 15: Sustainably manage forests, combat desertification, halt and reverse land degradation, halt biodiversity loss.

BHP Sustainability Report 2017 11

Samarco
Our commitment to do the right thing for the people and environment affected by the Fundão dam failure is unwavering.
The Fundão dam failure
On 5 November 2015, the Fundão tailings dam operated
by Samarco Mineração S.A. (Samarco) failed. Samarco
is a non-operated joint venture owned by BHP Billiton Brasil
Limitada (BHP Billiton Brasil) and Vale S.A. (Vale), with each having a 50 per cent shareholding.
The dam failure led to the release of a significant volume
of mine tailings, which are a combination of water and
non-toxic mud-like mine waste.
Tragically, 19 people died and the communities of Bento
Rodrigues, Gesteira and Paracatu were flooded and
substantially damaged such as to render them unliveable.
A number of other communities further downstream in
the states of Minas Gerais and Espírito Santo were also
affected, as was the environment of the Rio Doce basin.
Our commitment to help affected communities has
remained resolute since the dam failure. We continue
to work closely with relevant stakeholders to ensure
the best outcomes for all involved.
Our response
Our initial priority was to support Samarco in conducting
the humanitarian response and ensure the safety of the
people and the environment.
We have moved from that emergency phase to a more
strategic, structured way of working to contribute to the
development of medium and longer-term solutions.
Fundação Renova
Fundação Renova is implementing programs to restore
the environment and rebuild the communities, as set out
in the Framework Agreement with the relevant Brazilian
authorities signed in March 2016. Fundação Renova
is a not-for-profit, private foundation, named after the
Portuguese word for ‘renew’. It was established by
Samarco, BHP Billiton Brasil and Vale, and became
operational on 2 August 2016.
Fundação Renova‘s staff of 400 people is supported
by around 2,500 contractors and a small number of BHP
employees seconded to the organisation who provide
specialist environmental, social, legal, governance and
communication advice. Fundação Renova’s budget for
CY2017 was R$1.94 billion (approximately US$590 million).
To address the diversity, scale and complexity of the
programs, Fundação Renova collaborates and engages
broadly with affected communities, scientific and academic
institutions, regulators and civil society. An independent
scientific technical and advisory panel, to be managed
by the International Union for Conservation of Nature (IUCN),
will provide expert advice to Fundação Renova. The panel is
to be guided by the principles of independence, transparency, accountability and engagement, and its reports and
recommendations will be publicly available. Chaired by
Yolanda Kakabadse, currently President of WWF International, the panel intends to hold its first meeting prior to the end of CY2017.
Socio-economic programs
Socio-economic programs relate to matters such as financial
assistance and compensation, resettlement, livelihood and
economic development, education, health, culture, Indigenous and traditional people, and social dialogue.
Around 8,000 financial assistance cards have been distributed to people whose livelihoods were impacted, with the majority of those being for fishermen who were unable to fish following the dam failure.
Around 400,000 people are expected to be entitled to
compensation for interruption to water supplies along the
Rio Doce. As at 22 July 2017, over 186,000 claims have been
accepted for payment, with over 82,000 paid. Over 14,000
families have registered for compensation for other damages, such as property loss or business impacts.
Fundação Renova is relocating and rebuilding the
communities of Bento Rodrigues, Paracatu and Gesteira,
in consultation with the affected community members.
The community members identified their new locations
through a participatory process, which concluded
in a vote overseen by an independent audit company.
Urban planning and design of houses has commenced
for Bento Rodrigues and Paracatu; however, issues with
the sale of the land selected by Gesteira residents has
delayed their process and Fundação Renova is now
investigating alternatives for the residents’ consideration.
Bento Rodrigues community participating in urban design of the new district.
12 BHP Sustainability Report 2017

Environmental programs
Geochemical studies have concluded that the tailings material is non-toxic and does not pose human health concerns.
Using sonar technology, surveys of fish were conducted
along stretches of the Rio Doce. The surveys identified the
presence of fish in all areas studied, with experts concluding that it is likely that repopulation of Rio Doce fish stocks
is being complemented by stocks in the river’s tributaries.
However, precautionary fishing bans remain in place while
definitive studies to assess any potential impacts on fish
tissue metal levels or fish stocks are completed.
Areas to be rehabilitated have been temporarily revegetated
with fast growing species to reduce potential for erosion
while longer-term solutions are developed.
Areas with the greatest potential to act as sources
of sediment and contribute to turbidity were prioritised
according to independent expert consultant reviews.
The majority of the emergency works for stabilisation of flood plains, tributaries and river banks in the priority areas are completed. Erosion stabilisation activities in non-priority
areas will continue for the remainder of 2017.
Environmental compensation programs to rehabilitate
40,000 hectares of degraded land are in the design stage,
with consultants engaged and consultation with regulatory
and community stakeholders having commenced. Over 500
degraded natural springs have been revegetated as part of
a Framework Agreement commitment to rehabilitate 5,000
springs over ten years.
The program to build additional retention structures to contain tailings by December 2016 was completed successfully,
controlling tailing releases during the wet season.
More information on our support for Samarco is available
in our Annual Report 2017 and online at bhp.com.
Lessons learned
Sustainability at our non-operated minerals joint ventures
Following a review of governance at our non-operated
minerals joint ventures (NOJV), we have focused on the
following actions.
Risk management and processes: we have developed
a global standard, which defines the requirements for
managing BHP’s interest in our NOJVs. These minimum
requirements include a framework for identification and
management of risks to BHP from NOJVs, which is consistent
with the risk management framework for identifying and
managing risks across BHP. The global standard covers
matters such as audits and input on succession planning
for NOJV leadership positions. We are working closely with
our NOJV partners with a view to establishing priority areas, communication strategies and workplans in line with this
global standard.
Accountability and structure: the oversight of all our NOJVs has been centralised in our Minerals Americas asset group.
We have created a NOJV leadership team and supporting
team, who are a single point of accountability with
responsibility for all NOJVs.
People: we have added to the capabilities of our teams
to oversee the risks and opportunities at each NOJV. Further resources have been allocated to provide functional support, and for projects, governance and planning. This dedicated
NOJV team of subject matter experts provides support to
the NOJVs. These experts also contribute to discussions on
governance improvement and value generation opportunities.
Our focus for FY2018 is on our governance processes for our
NOJVs, including further development and implementation
of specific standards for how BHP interacts with our NOJVs,
based on best-practice governance benchmarking, and
working with our NOJV partners to improve governance
and assurance processes.
Dams and tailings management
A risk review was conducted of all significant dams across
our operated assets and the assets of our NOJVs in FY2016,
which confirmed the dams to be stable.
Tailings dams require continuous monitoring and
maintenance, so our focus has shifted to risk identification, governance and monitoring programs. We have identified
opportunities for improvements to dam governance
and risk management at our operated assets and at NOJVs.
These are detailed in our Annual Report 2017, available
online at bhp.com.
BHP has used the lessons from the dam risk review
to contribute to a broader tailings storage review
by the International Council on Mining and Metals (ICMM).
That review has resulted in the ICMM releasing a Tailings
Position Statement, including a governance framework
and benchmarks, which we intend to adopt.
Our focus for FY2018 will be on:
the implementation of a stewardship program;
progressing monitoring and early warning technologies
and emergency response preparedness;
further development of BHP’s dams and tailings controls
and standards.
Remediation works along the Rio Gualaxo do Norte in the state of Minas Gerais.
BHP Sustainability Report 2017 13

Operating with ethics and integrity
We are committed to doing what is right and establishing systems, processes and behaviours that support that commitment.
Our approach
Operating responsibly and ethically involves bringing
Our Charter values to life. We deliver on our commitments
to our shareholders, employees and host communities
by demonstrating these values through our actions,
processes, systems and interactions with all stakeholders.
Business conduct
Our BHP Code of Business Conduct (Code) demonstrates
how to apply Our Charter by setting behavioural standards
for everyone who works for, or on behalf of, BHP. Acting in
accordance with our Code is a condition of employment,
and all our people are required to undertake annual training on our Code.
We have mechanisms in place to address the concerns of
stakeholders who feel our Code has been breached.
Employees and contractors can raise concerns through line
managers or Human Resources personnel. Processes for the
community to raise concerns are available at the asset level.
Concerns can also be raised through our confidential,
24-hour, multilingual business conduct and advisory hotline,
EthicsPoint. EthicsPoint is managed by an independent third
party, and concerns may be raised anonymously, if desired.
We acknowledge, investigate as appropriate and document
all concerns. Where concerns are investigated and
substantiated, we take appropriate remedial actions,
advise the reporter promptly and document the outcomes.
BHP does not tolerate any form of retaliation against anyone who raises a concern or participates in an investigation.
Ask a
question 4%
*Other: Unfair dismissal; maintaining supplier relationships; protecting BHP assets; personal information and privacy; corruption; intellectual property;
competition and antitrust; physical theft or loss; alcohol, drug and tobacco use; communicating externally; absenteeism; use of business partners; etc.
Business conduct cases by category
Health and
safety 8%
Data
accuracy 5%
Performance
4%
Harassment
and bullying 27%
Equality in
employment 7%
Conflict of
interest 13%
Behaviour 19%
Other* 17%
Anti-corruption compliance
We are determined to play a significant role in the global
fight against corruption to ensure communities benefit from
the development of natural resources. Our commitment
to anti-corruption compliance is reflected in our Code and
the Our Requirements for Business Conduct standard.
Our Ethics and Compliance function is responsible for
designing, monitoring and reporting on our anti-corruption
compliance program. The function is independent of our
assets and asset groups, and comprises teams that are
co-located in our main global locations and a specialised
Compliance Legal team. The Chief Compliance Officer
reports to the Risk and Audit Committee.
In addition to anti-corruption training as part of annual
training on our Code, additional risk-based anti-corruption
training was completed by 3,412 employees in FY2017,
together with numerous employees of business partners
and community partners.
More information on our anti-corruption compliance program
(including risk assessments, training and communication)
is available online at bhp.com/anticorruption.
Closure planning
In recognition of the potentially significant financial,
environmental and social risks associated with future closure of our operations, we consider the entire life cycle of our
assets, including closure, in our planning and decision-making.
Our governance framework for mine closure seeks to
integrate resource planning and development; health;
safety; environmental; community and social considerations;
stakeholder engagement; risk; finance; and assurance
in the operational design.
Our assets are required to develop a closure plan, including a financial assessment, to minimise closure-related risks
over the life of the asset. Our Internal Audit function tests the effectiveness of these plans, with findings reviewed and reported annually to Asset Presidents, and summary reports
provided to the Risk and Audit Committee. Information about
BHP’s financial provisions related to closure liabilities is available in our Annual Report 2017.
14 BHP Sustainability Report 2017

We consider a range of possible closure alternatives for
a site, including ongoing management, alternative land uses
(that may include re-purposing the site for a beneficial use), divestment and relinquishment. To minimise the potential
of adverse environmental impacts following closure, we also
apply the Our Requirements for Environment and Climate
Change standard to our closed sites. Our closed sites are
required to maintain and enact closure management plans
with long-term monitoring to verify that controls are effective and performance standards are maintained.
To leverage closure management knowledge and expertise
across our global operations, a Resource Engineering Centre
of Excellence was established in FY2017. This Centre of
Excellence collaboratively engages through our Group-wide
closure working group that meets to share best practice
and discuss process improvements. We continue to improve
our approach to closure planning to minimise closure legacy
risks to biodiversity and water resources.
Building trust through transparency
Our business model is based on trust. To earn this trust,
we are dedicated to becoming a global leader in corporate
transparency – enabling our stakeholders to better understand how we work by placing meaningful information about our
business in the public domain.
Transparency is a priority for BHP because it allows our
stakeholders to hold us accountable for our actions and
minimises the risk that the significant taxes and royalties
we pay around the world are diverted away from the citizens
who should benefit from the wealth created by the resources
we produce.
Our approach to transparency is guided by our
Transparency Principles of responsibility, openness, fairness and accountability. Our annual Economic Contribution
Report discloses our payments of taxes and royalties
to all our host governments on a project-by-project basis,
consistent with the European Union Transparency Directive.
Our approach to transparency and tax is detailed in our Economic
Contribution Report 2017 and is available online at bhp.com.
We have formed a Global Partnership with Transparency
International to contribute to the global transparency and
anti-corruption agenda. BHP supports the establishment
of beneficial ownership registers and participates in public policy forums.
We also pay attention to transparency in the extractive
industries’ value chain. The BHP Billiton Foundation,
a charity funded by BHP, has a strong focus on natural
resource governance.
Further details on the BHP Billiton Foundation and the
Transparency International ‘Mining for Sustainable Development’
project funded by the Foundation under its Natural Resource
Governance Global Signature Program are available online
at bhp.com/Foundation.
Sustainability in our value chain
From those who supply the goods and services that help
our operations succeed, to the transport companies and
customers who receive our products, we have the opportunity
and responsibility to minimise the safety, environmental
and health impacts of our products throughout our value
chain. We seek to mitigate these impacts through dedicated
global functions, our management processes and systems,
and a commitment to continuous improvement.
For all the goods and services we procure, we manage
supplier relationships through a commercial framework
aligned with Our Charter values and applicable regulatory
frameworks. We aim to make sure our suppliers comply with
our HSEC and business conduct zero tolerance requirements.
To ensure sustainability in our supply chain, we take
a risk-based approach to assessing suppliers. By better
understanding and managing these risks, we provide greater
certainty and confidence to our stakeholders regarding
our choice of suppliers. We also support suppliers from host communities to help them meet our standards, build their
capabilities and generate local employment (see page 25
for information on our support for local suppliers).
BHP facilitates and encourages responsible design, use,
reuse, recycling and disposal of our products throughout our value chain, in line with the International Council of Mining and Metals’ Sustainable Development Framework. We
engage in product stewardship initiatives, including the Steel
Stewardship Forum, the European Copper Institute, and the
Australian Petroleum Production and Exploration Association.
Where possible, we work with those involved in the life cycles of our products to improve environmental performance
throughout the value chain and to promote the responsible
use of our products. This includes conducting research
to support energy efficient and productive utilisation
of our products and sharing the outputs of the research,
technical collaborations and publications.
As one of the largest global shippers of bulk commodities,
we recognise that BHP relies on the safe, efficient and reliable transportation of our products. We conduct risk-based
screening of our transportation providers, with the goal
of only selecting those who share our commitment
to sustainability.
Our way forward
In FY2018, BHP will launch the tenth iteration of our Code
of Business Conduct. This simplified document, which has
been independently reviewed by the St James Ethics Centre,
will explain our values and expectations of those who work
with BHP.
The newly established Resource Engineering Centre
of Excellence has already begun to unlock the value of
a global team through its work on closure planning.
The new global closure standard, developed in FY2017,
will apply to exploration, projects and operational or closure activities for all our sites, including non-operated sites,
where commercial terms allow. The standard will also apply
to investment or divestment decisions. It is a clear, simple and consistent framework for our entire portfolio that will
help us make risk-based and strategically aligned decisions
regarding closure.
We will also continue to leverage the opportunities presented by the Resource Engineering Centre of Excellence to identify, adopt and replicate closure best practice across the Group.
BHP Sustainability Report 2017 15

Our relentless pursuit to improve safety
We achieve nothing if we do not achieve it safely.
Our approach
The nature and locations of many of our operations
mean that we operate in environments that are hazardous.
The safety of our workforce and the communities in which
we operate is an essential priority.
We committed to a set of global safety priorities in FY2016
that continue to guide our decision-making and approach
to safety. These four focus areas are:
reinforce that safety comes before productivity;
focus on in-field verification of material and fatal risks;
enhance our internal investigation process and widely
share and apply lessons;
enable additional quality field time to engage our workforce.
Our goal is zero fatalities and we are committed to achieving this through the effective management of safety risks. The
Our Requirements for Safety standard defines a number of
common safety risks and their minimum mandatory controls.
Our assets are required to identify, mitigate and control
risks specific to their operation. Critical controls are subject to ongoing review and verification, to make sure they are
implemented as designed and to the standard required
to effectively manage the material risk. For relevant material risks, a crisis and emergency management plan is required
to ensure we respond quickly through adequate preparation
and clear points of escalation.
We work hard to learn from safety incidents to prevent
reoccurrence and ensure everyone goes home safe.
Recognising that visible leadership is a key driver of safe
productivity, our Field Leadership Program is designed
to drive a cultural change and help us achieve our goal
of everyone going home safe. It involves leaders spending
time in the field engaging with employees and contractors
on how we can enhance our safety processes and observing
at-risk activities. The Program also focuses on improving
in-field verification of material and fatal risks.
Field leadership
Our Field Leadership Program provides a standard platform
to drive cultural change and improve safety outcomes
through visible and fully engaged leaders. It incorporates
verification of fatality risk controls and contains additional components to ensure other elements of the HSE Management
System are tested. Through conversation and recognition,
positive behaviours are reinforced and at-risk behaviours are addressed. The Program includes the following elements:
Layered Audit – ensures that a component of the HSE
Management System is working as intended, identifies
opportunities for improvement and recognises and
reinforces positive performance.
Critical Control Observation – verifies that a critical
control is in place and effective for managing fatality risk.
It allows leaders to engage in a conversation that stimulates improved risk awareness and reinforces the expected
behaviours associated with our fatal and material risks.
Planned Task Observation – assesses that a procedure or
work instruction is designed correctly and personnel are
applying it correctly to a task.
Take Time Talk – assists personnel to engage in health
and safety conversations, reinforcing positive behaviours
and addressing at-risk behaviours when observed.
To maximise the impact on culture and safety, we are
working to enhance the quality of the engagement
in field leadership activities across the Group through
our leadership development programs.
16 BHP Sustainability Report 2017

Our performance

Tragically, one of our colleagues, Rudy Ortiz, died in October 2016 during planned maintenance on the Laguna Seca Line 2 concentrator at Escondida in Chile. A team was established to complete an investigation into the root cause and identify lessons for application in all our assets. The team included a leading external facilitator and a subject matter expert. At Escondida, a number of actions have been taken to improve our management of risk and change and our in-field contractor management processes, as well as investigating the use of new technology to mitigate the inherent risks associated with this activity.

Key findings, actions and lessons from this incident were reviewed and discussed with the Sustainability Committee. The findings were also shared with all our employees and contractors, and 'stop for safety' sessions were held Group-wide to reflect on the lessons from this incident.

In August 2017 a contractor from Independent Mining Services died as a result of an incident at the Goonyella Riverside Mine in Queensland, after the period covered by this Report. An investigation is underway.

These fatalities are a tragic reminder that safety must come first in everything we do. We will continue to strive to make sure our people prioritise safety in their day-to-day activities.

Our total recordable injury frequency (TRIF) performance in FY2017 was 4.2 per million hours worked, a two per cent improvement on FY2016 and a nine per cent improvement over five years.

Total recordable injury frequency[1]


FY2013
FY2014
FY2015
FY2016
FY2017
4.2
0
2.0
4.0
6.0
per million hours worked

(1) Includes data for all operated assets for the financial years reported.

Workplace fatalities[1] (FY2008–FY2017)


FY2008
11
FY2009
7
FY2010
5
FY2011
2
FY2012
3
FY2013
3
FY2014
FY2015
5
FY2016
FY2017
1
0
2
4
6
8
10
12

(1) Includes data for all operated assets for the financial years being reported.

We were encouraged that events with the potential to cause a fatality which had an associated injury reduced by 30 per cent compared with FY2016. This can be attributed to field leadership, in-field verification of critical controls and an increased focus on what we need to do to avoid single fatality risks.

Our way forward

Our new sustainability targets will continue to strive for year-on-year TRIF improvements and we remain committed to build the processes and culture to support the achievement of zero work-related fatalities. This includes setting minimum mandatory controls to minimise potential fatal risks to our people.

To build on the success of the Field Leadership Program, we have introduced a single set of processes, systems and training to fully embed the Program across all assets. To complement the rollout, we are implementing an updated field leadership database during FY2018 to record all field leadership activities, and a single system to identify and capture all safety risk assessments. New online training will also be rolled out at all assets.

To continue the development of the culture we aspire to, we have incorporated specific field leadership examples into the leadership development tools being provided to all leaders.

We aim to introduce a new global Crisis and Emergency Management Framework during FY2018. The new framework will ensure consistency across terms, concepts and strategies in all our assets and functions through its approach to preparation, timely response and escalation.

BHP Sustainability Report 2017 17

Our focus on culture
We are focused on culture as a driving force behind
safety and productivity, in order to create an environment
where our talented teams can reach their full potential.
Our approach
Fostering a culture where our employees are highly
motivated, valued for their contributions and provided with
opportunities to develop will result in a more productive
and collaborative workplace, and enable us to deliver greater value to our stakeholders.
In FY2017, we focused on embedding our new Operating
Model to allow our assets to focus on what matters most:
safety, culture and productivity. By leveraging the full
value of the Operating Model and our simplified portfolio,
we enable our people to build capability and drive faster
improvement. We are also focused on our Field Leadership
Program that is designed to drive cultural change and
help us achieve our goal of everyone going home safe.
Inclusion and diversity
At BHP, we believe all employees should have the opportunity to fulfil their potential and thrive in an inclusive and diverse workplace. We employ, develop and promote based on merit
and we do not tolerate any form of unlawful discrimination,
bullying or harassment. Our systems, processes and
practices support fair treatment.
To better reflect the communities in which we work, we have
set an ambitious, aspirational goal to achieve gender balance across BHP globally by FY2025. It is an aspiration designed
to harness the enormous potential that a more inclusive and
diverse workplace will deliver at BHP. Progress on our goal
of gender balance will be reported to the Board each year
for review.
The commercial case for action on gender balance is
compelling. For the past three years, BHP’s most inclusive
and gender diverse operations have outperformed our
average on a range of measures, including lower injury rates, adherence to work plans and meeting of production targets.
Our CEO, Andrew Mackenzie, chairs the Global Inclusion
and Diversity Council that has recommended four priorities:
embedding flexible working; enabling our supply chain
partners to support our commitment to inclusion and
diversity; uncovering and taking steps to mitigate potential bias in our systems, behaviours, policies and processes;
and ensuring our brand and industry are attractive
to a diverse range of people.
Developing our people
We are committed to attracting, recruiting and retaining
people with leadership capability and deep functional
expertise. Our approach to developing our people and
building leadership capability is a foundational aspect
of our ‘step up’ culture. It empowers our people to speak
up and get involved in improving safety and productivity
across BHP.
Our Graduate Development Program facilitates the selection
and development of our future talent pipeline. Aligned with
our priorities and key learning principles, it is leader-led, embedded at work and focused on business problems.
Employment relations
Relationships with our employees are built on mutual respect.
We strive to achieve outcomes that are mutually beneficial
to our people and BHP.
We are committed to full compliance with legislative
workplace requirements in the many jurisdictions in which
we work and have individual and collective employment
contract arrangements in place.
18 BHP Sustainability Report 2017

Our Pampa Norte asset in Chile is preparing for the Spence Growth Option, a project that will introduce innovative concentrator technologies.
The team set themselves a goal of gender balance and 10 per cent representation from the local communities, across all levels.
It is a challenging goal. Very few in the local employment market have the skills and experience to operate the technology that will be installed. So the Pampa Norte team is supplementing on-market recruitment with a targeted training and development program, which includes apprenticeships for operators and maintainers, and a diploma program for supervisory and management skills.
The team is also addressing the workplace culture and environment to ensure it is attractive and supportive. They are changing processes and behaviours that could be perceived to be biased, and building trust. The team drew on advice and resources from industry, the education sector, government and suppliers to identify potential issues and build solutions.
Pampa Norte now has a detailed and thorough implementation plan for significantly improving gender and Indigenous diversity.
In the process, the team has built a deep understanding of the internal and external challenges to inclusion and diversity.
Case study: Prioritising inclusion and diversity in our operations
Our performance
Inclusion and diversity
The gender composition of BHP’s employees was 20.5 per cent
women as at 30 June 2017; an increase of 2.9 per cent in
one year (1). This was very close to the goal we set our Executive
Leadership Team of reaching a three per cent year-on-year
increase in representation of women among employees across
the Group. This was achieved through improved gender
balance in external hiring and reduction of the turnover rate for women. Our work on culture has also supported us in
becoming more inclusive and embedding flexibility in the
way we work.
We are also enabling our supply chain partners to support
our commitment to inclusion and diversity by working with
our suppliers to identify opportunities for improvement,
incorporating inclusion and diversity questions into supplier procurement processes, and working with suppliers to
redesign equipment to allow for handling by all operators,
regardless of gender.
Employees by region
Australia 61%
Asia 4%
South America 24%
North America 11%
Europe <1%
(1) Based on a ‘point in time’ snapshot of employees as at 30 June 2017, as used in internal management reporting for the purposes of monitoring progress against our goals. This does not include contractors.
BHP Sustainability Report 2017 19

Results from our annual Employee Perception Survey
(EPS) show 40 per cent of our people are working flexibly,
a practice shown to both attract and retain talent.
Our EPS also includes questions that assess our people’s
perceptions of inclusion at work. In FY2017, we made
progress in building inclusion, improving leadership
engagement with inclusion and diversity, and embedding
flexible work arrangements.
While we were pleased to see the Inclusion Index improve
slightly to 78 per cent in FY2017, we recognise we still have work to do to become a truly inclusive and diverse organisation.
Indigenous employment
Improving Indigenous employment rates is an important
goal for all our assets, and has been a focus in Australia for some time, with numbers of Indigenous employees increasing
from 829 in FY2016 to 921 in FY2017. Our Minerals Australia
asset group also endorsed an Indigenous Employment Plan
in FY2017 that will focus on attraction, retention, leadership development and building an inclusive workplace. Our
Minerals Americas asset group is developing a similar plan.
Developing our people
FY2017 saw us continue our efforts to improve engagement,
lead change and develop the capabilities of our frontline
leaders through the Leading Step Up Program. Our EPS
results indicate we have created a good leadership culture,
with a two per cent increase in the ‘develop’ metric to
68 per cent in FY2017. This metric assesses how effective our employees feel their immediate manager is at encouraging
them to learn from mistakes, giving regular performance
feedback and providing coaching to improve their skills,
and how employees feel about their opportunity to grow
and develop at BHP.
Our Graduate Development Program is aligned to our
broader leadership capabilities and supports graduates to
transition into non-graduate roles. In FY2017, 263 graduates participated in the Program (129 second-year graduates
and 134 first-year graduates) – 48 per cent women and
52 per cent men. In Australia, the program also included
11 Indigenous graduates – six per cent of the 172 graduates
based in Australia.
On average, our employees each received 43 hours
of training in FY2017. This included health and safety
training, as well as training to meet local and
position-specific requirements.
Employment relations
In FY2017, 55 per cent of our employees were covered
by collective arrangements.
Where labour disputes arise, we aim to maintain the safety
of employees while minimising the impact on our customers.
A labour dispute arose at Escondida in Chile during
negotiation of a new collective agreement, which resulted in a 44-day strike by Union N°1 and the temporary suspension
of operations. Following the resolution of Union N°1 to extend the existing collective agreement, the restart was conducted gradually to ensure the safety of our people and the mine has been fully operational since late April. BHP continues to work to engage productively with our workforce at Escondida.
Our way forward
We will remain focused on our aspirational goal of gender
balance by FY2025. To achieve this goal, we will continue
the strong progress made in FY2017 with our inclusion and
diversity global priorities.
Based on interviews with operational and functional leaders
about the Leading Step Up Program, we have created a
suite of resources designed to motivate our leaders to learn, deepen connections to other priorities, model capabilities
and routines, and support safe work preparation and
practice. This suite of materials includes a personalised
online coaching application. We will roll out and embed
Leading Step Up resources in FY2018.
The Indigenous Employment Plan forms part of our
Reconciliation Action Plan, which commits our Australian
assets to work towards achieving 5.75 per cent Indigenous
representation in the workforce by FY2020. This drive to
enhance Indigenous employment opportunities is in line
with our global Indigenous Peoples Strategy and our pursuit
of an inclusive and diverse workforce.
We are committed to simplifying our business so that our
employees are enabled to work at their best every day.
Our EPS results on enablement were lower than in FY2016.
We intend to use the insights from this survey to identify
simplification opportunities that help our people to be
engaged, safe and productive.
Additionally, leaders will continue to work hard to foster
a culture of care and trust in our workforce.
Our focus on culture
20 BHP Sustainability Report 2017

Caring for the wellbeing of our workforce
We work hard to manage potential health impacts so our people can go home each day healthy, mentally well and free from occupational disease.
Our approach
Recognising our operations can impact the health of our
people, we set clear requirements to manage and protect
the health and wellbeing of our workforce, now and into the
future. We set minimum mandatory controls to identify and
manage health risks for both employees and contractors.
Some of the harmful health risks and agents at our workplaces include exposure to musculoskeletal stressors, noise, coal
mine dust, silica and diesel particulate matter (DPM). Internally specified occupational exposure limits (OELs) that are in line with, or more stringent than, applicable regulated health
limits, are used to manage certain exposures.
When setting OELs for our most material occupational
health exposures, we monitor and review scientific
literature; engage with regulators and OEL-setting agencies;
benchmark against peers; and seek independent advice.
Periodic medical surveillance is conducted to detect signs
of potential illness at an early stage, and assist our people in the recovery and management of illness that is a result
of exposure at our workplace.
In line with Our Charter and our culture of care, we undertake activities to enhance the physical and mental wellbeing of our employees. This includes the provision of preventative health measures, such as influenza vaccinations, gym facilities,
healthy food alternatives at our worker accommodation
camps and a Mental Health Framework focused on awareness,
support and proactive management of mental wellbeing.
Our performance
Occupational exposures
In FY2012, we committed to reduce potential occupational
exposure (1) to carcinogens and airborne contaminants
by 10 per cent by 30 June 2017. We have exceeded
this target and reduced these occupational health
exposures by 76 per cent. This has been achieved through
exposure-reduction projects that include innovation and
the use of new technologies (see case study page 23).
Occupational illness
The incidence of employee occupational illness in FY2017
was 4.92 per million hours worked, an increase of 18 per cent compared with FY2016. The incidence of contractor
occupational illness was 1.43 per million hours worked,
an increase of 23 per cent compared with FY2016.
1.48 2.71 0.73
0 1 2 3 4 5 6
FY2013
FY2014
FY2015
FY2016
FY2017
NIHL
MSIs
Other illnesses
(1) Per million hours worked.
Employee occupational illness (1)
The majority of our reported occupational illnesses are
noise-induced hearing loss (NIHL) and musculoskeletal illness.
We continue to implement solutions designed to minimise the
risks through engineering and administrative controls.
The increase in musculoskeletal illness reporting has been
driven by an improvement in reporting process and access
to data in Minerals Americas. Historically, gradual onset
musculoskeletal illnesses were not well recognised as being
work-related under Chilean regulatory requirements.
We do not have full oversight of contractor NIHL in many
parts of BHP due to regulatory regimes and limited access
to data. We are working with our contractors to resolve
these issues.
Example of noise reduction
To reduce noise-induced hearing loss,
teams at our Shenzi platform in the
Gulf of Mexico reduced ambient noise
by an average of 10 decibels on the
main deck. By installing noise curtains,
providing additional personal hearing
protection options and educating
employees, these teams have lowered
the potential for our workers to suffer
long-term hearing loss.
(1) For exposures exceeding our FY2012 baseline occupational exposure limits requiring the use of personal protective equipment.
BHP Sustainability Report 2017 21

Coal workers’ pneumoconiosis
As at 30 June 2017, four of our current employees have been
identified as having coal workers’ pneumoconiosis (CWP).
We were deeply concerned to learn of these cases, and have
provided counselling, medical support and redeployment
options to all four. In addition, as at 30 June 2017, two former
Queensland workers and one former New South Wales
worker have been diagnosed as having CWP.
We have taken a number of steps in response to the
re-identification of CWP in our industry, including:
reviewing and enhancing dust controls across all our
coal operations in Queensland and New South Wales;
supporting several key Queensland Government reviews
and parliamentary inquiries into CWP and the New South
Wales investigation of the case in New South Wales;
working closely with the Queensland Government and
other stakeholders on a range of initiatives to address
identified gaps in the Queensland Coal Mine Workers
Health Scheme, to ensure effective monitoring of coal
mine workers’ respiratory health, including early
identification of CWP;
active participation in joint government, industry and
union working groups and workshops to share best
practice and develop new Recognised Standards
for monitoring and managing coal dust;
supporting a review of, and amendments to, current
Queensland workers’ compensation legislation to better
address compensation for CWP.
In FY2017, Queensland and New South Wales introduced
standard reporting that saw all chest x-rays read and reported against the International Labour Organisation International
Classification of Radiographs of Pneumoconiosis. Additionally,
in Queensland, dual reading was required – the first read
by an Australian radiologist and the second by a US-based
National Institute for Occupational Safety and Health
accredited reader. As of 30 June 2017, 1,031 Queensland
employees had completed or were part way through the dual
read and 349 New South Wales employees had completed
the assessment.
Throughout the process, we have communicated with our
workforce to keep them up to date with the latest information, and to provide support. We also reached out to former and
retired Queensland employees through advertisements in
regional newspapers, encouraging them to undertake free
respiratory health assessments through a BHP-funded
program. Approximately 100 former and retired employees
have taken up the offer.
Mental health
An eLearning module was rolled out for leaders in FY2017
as part of our focus on mental health. The program aims
to equip our leaders with the knowledge and skills to:
recognise when someone may be experiencing a mental
health issue;
feel confident to initiate a conversation;
advise on the available resources for support, such as the
Employee Assistance Program.
At the end of FY2017, 64 per cent (2) of leaders across BHP
had undertaken this training. There were particularly high
rates of completion in Petroleum and Minerals Americas
(91 and 88 per cent, respectively). Minerals Australia has also implemented a number of other best practice programs,
including the piloting of a resilience program.
A mental wellness working group has been established to
support the implementation of our Group-wide Mental Health
Framework. All our regions are progressing well with local
implementation plans in support of better mental health for
our employees and contractors.
Our way forward
We will introduce a new five-year target in FY2018 to achieve a 50 per cent reduction in the number of workers potentially exposed to respirable silica, DPM and coal mine dust,
as compared with our FY2017 baseline.
To achieve this target, our assets will be provided with the support they need to implement exposure-reduction projects
identified in FY2017. Engaging further with external experts on our DPM position and working with our Supply and
Technology functions will be treated as priority areas.
We remain committed to support any of our people
diagnosed with CWP as a result of exposure at our workplace.
We will work hard to prevent any cases in the future by
delivering industry-leading coal dust exposure management.
Updates will be provided to all our coal asset employees
in a timely and transparent manner.
In FY2018, we will continue to implement our Mental
Health Framework and actively collaborate with our Human
Resources function to better integrate BHP priorities that
support mental health, such as diversity and inclusion,
flexible work options, and the strengthening of leadership
awareness and skills.
(2) Excluding Nickel West.
Caring for the wellbeing of our workforce
22 BHP Sustainability Report 2017

Exposure-reduction projects that include innovation and the use of new technologies are part of our commitment to reducing potential occupational exposures at our assets.
In South Australia, the team at our Olympic Dam underground copper mine initiated a project in FY2016 to modify its diesel equipment fleet to actively control exposure to DPM.
As one of the largest underground copper mines in the world, Olympic Dam has around 800 miners and uses diesel equipment for development, production, ore handling and mine services.
Using best-in-industry science to direct the project, the team implemented a vehicle replacement strategy that incorporates low-emitting engine technologies. As a total fleet replacement cannot happen immediately, an interim solution to install diesel particulate filters on haul trucks, underground loaders and drill rigs has been implemented.
As a result of this work and the continual focus on exposure reduction, Olympic Dam has lowered the average DPM exposures across the underground mine by 80 per cent since 2006.
In addition to these measures, potential expansion projects at Olympic Dam are now evaluated for their impact to existing diesel exhaust exposures. By justifying non-diesel intensive strategies, we are reducing our future reliance on diesel technologies.
In Chile, our Escondida open-cut copper mine implemented control measures to reduce potential exposure to respirable crystalline silica during the mine blasting process. The most effective control measure is dust abatement using atomisers fed from water tanks installed on earth-moving machinery. The atomisers operate as the blasting agents are unloaded into the boreholes in the blasting platforms, spraying a water mist directly over the source of the silica-containing dust. This decreases the dust, reducing potential exposure to silica by between 51 and 66 per cent and significantly improving the work environment for operators.
This project follows others developed in previous years, such as the ‘Golden West’ additive in Escondida’s crushers, a polymer that keeps the mined material damp from the crushers through to the stock pile, reducing dust emissions in these areas.
Following the effectiveness of the project in reducing potential silica exposure, water abatement of dust is now a technical specification for machinery used for blasting at Escondida and the approach is being shared across BHP.
Case study: Implementing a step change for health
BHP Sustainability Report 2017 23

Actively supporting communities

We aim to build mutually beneficial relationships through regular, open and honest dialogue with host communities.

Our approach

The long-term nature of our operations means it is vital we have strong and respectful engagement with host communities. To make a valuable contribution as community partners, we seek meaningful relationships that respect local cultures and create lasting benefit.

Our minimum mandatory requirements guide our approach to these relationships and how we engage with communities to understand and respond to their concerns.

We play an important role in helping develop economies and improve standards of living. Our contribution includes employment opportunities, the purchase of local goods and services, the development of infrastructure and facilities, and support of regional and national economies through the payment of taxes and royalties. Through these actions, we contribute to the achievement of the United Nations' (UN) Sustainable Development Goals.

Engaging with host communities

By understanding the expectations, concerns and interests of the communities in which we work, we are better equipped to plan and implement commitments, as well as monitor and measure our contribution. With community input, we undertake actions to understand the social and economic environment, recognise key stakeholders (including those who are vulnerable or disadvantaged) and identify the possible social impacts of our operations. We also work closely with other industry partners to understand our collective impact and the best approach to work together more effectively.

Responding to stakeholder concerns

We work hard to identify and manage community impacts, including the risks our operations may pose to safety, security, human rights, resettlement, community health and livelihoods.

In alignment with the UN Guiding Principles on Business and Human Rights, all our operations are required to have local mechanisms that record complaints and grievances, and address complaints and grievances in a timely manner. These mechanisms range from informal interactions and regular community forums to formal complaint systems.

Our operations recorded no new social, environmental and human rights grievance cases through local grievance mechanisms in FY2017. There were two cases from FY2016 that are ongoing which we are committed to seeing through to resolution.

Our collaborative community approach


Working together
Understanding communities
Defining host community boundaries
Identifying stakeholders
Conducting social baseline studies
Assessing social impacts and opportunities
Understanding the local human rights context and associated impacts
Working with local people to identify and secure Indigenous cultural heritage
Comprehensive planning
Stakeholder Engagement Management Plan
Human Rights Management Plan
Complaints and grievance mechanisms
Social Investment Framework
Community Development Management Plan
Local Procurement Plan
Indigenous Peoples Policy Statement
Effective implementation
Culturally aware staff
Inclusive and culturally appropriate decision-making and engagement
Collaborative management of community partner performance
Robust governance frameworks and community partner due diligence for social investment activities
Timely response to community incidents
Monitoring performance
Community perception surveys
Complaints and grievance analysis
Community incident analysis
Research and benchmarking
Consistent monitoring and evaluation
Annual independent verification of data and social performance
Outcomes
Outcomes
Contributing to improved quality of life

24 BHP Sustainability Report 2017

Voluntary social investment
Aligned with the UN Sustainable Development Goals (SDGs),
our Social Investment Framework underpins our voluntary
social investment approach and provides a consistent
framework for our investment to achieve local, regional,
national and global outcomes. The Framework is built around
three themes: governance, human capability and social
inclusion, and environment. Using this Framework, we
voluntarily invest one per cent of our pre-tax profit, working in partnership with others to improve the quality of life in host communities and support the achievement of the SDGs.
Our performance
Contributing to host communities
We have voluntarily invested one per cent of our pre-tax
profit (1) in community programs since 2001. This amounts
to more than US$2.3 billion invested in the aspirations and
ambitions of communities around the world.
Our voluntary social investment in FY2017 totalled
US$80.1 million (2). This included US$75.1 million contributed to community development programs and associated
administrative costs, as well as a US$5 million contribution to the BHP Billiton Foundation.
We also encourage our employees to support local charitable
organisations through our Matched Giving Program, under
which BHP matches employees’ personal financial donations.
More than 3,300 of our employees participated in the
Matched Giving Program in FY2017 and contributed to
518 not-for-profit organisations. In total, these organisations received US$4.4 million through the Program.
During FY2017, BHP made payments of US$4.7 billion in taxes
and royalties to our host governments to support local and
national economies.
Details of our payments are presented in our Economic
Contribution Report 2017, available online at bhp.com.
Supporting local economic growth
We know how important our relationship is with local small
businesses and we endeavour to support them by sourcing
products and services locally. All our assets are required to have local procurement plans that, in addition to benefitting local suppliers and creating employment, build capacity
through training of small business entrepreneurs.
During FY2017, 22 per cent of our external expenditure was
with local suppliers. An additional 68 per cent of our supply expenditure was within the regions in which we operate.
Of the US$13.6 billion paid to over 10,000 suppliers across
the globe, US$3.0 billion was paid to local suppliers in
the communities in which we operate, supporting their
further development.
Our expenditure with local suppliers in FY2017 was mostly
made in the United States (86 per cent), Trinidad and Tobago
(54 per cent), Chile (16 per cent) and Australia (12 per cent).
BHP supported charities
We recognise that as a corporate citizen, we have a role
and an opportunity to contribute to broader societal
benefits to address some of the world’s key sustainable
development challenges.
BHP Billiton Sustainable Communities (UK-based) and the
BHP Billiton Foundation (US-based) are two BHP-funded
charities that partner with organisations, enabling them
to deliver large-scale, long-term social and environmental
development projects.
During FY2017, BHP Billiton Sustainable Communities
provided US$10.9 million to continue its support for multi-year projects that aim to increase social inclusion in Australia,
Colombia, South Africa and Mozambique.
The BHP Billiton Foundation provided US$16.5 million during
FY2017 to support projects in areas including anti-corruption and transparency; enhancing access to STEM education
for under-represented groups (including girls and Australian
Aboriginal and Torres Strait Islander peoples); and enabling rural communities in Chile to access and benefit from solar
energy technology.
The BHP Billiton Foundation was established in 2013 and
works to address some of the most critical global sustainable development challenges facing our generation. By working
in partnership with others, it seeks to raise the bar, find new solutions and set new standards for the future.
More information on the BHP Billiton Foundation’s Global
Signature Programs in the areas of Natural Resource Governance,
Education Equity and Environmental Resilience are available
online at bhp.com/Foundation.
Our way forward
For the period FY2018–FY2022, we have introduced three
new five-year targets specifically focused on our community
performance. These targets are all designed to address local, regional and global challenges.
The first target is to have zero significant community events, recognising our profound responsibility to protect and
enhance the health, safety and wellbeing of host communities.
The second target, to invest at least one per cent of our
pre-tax profit (1) in community programs, will help improve
the quality of life in our host communities and support the
achievement of the SDGs.
We have also committed to implement our Indigenous
Peoples Strategy across all our assets through the delivery
of regional Indigenous Peoples Plans. More information
is available on page 28.
(1) Calculated on the average of the previous three years’ pre-tax profit.
(2) The expenditure represents BHP’s equity share for both operated and non-operated joint venture operations.
BHP Sustainability Report 2017 25

Actively supporting communities

Delivering the BHP Social Investment Framework – our FY2017 performance[3]

Governance	Human capability and social inclusion	Environment
Transparency and corruption; Institutional strengthening	Enhancing livelihoods; Health and wellbeing; Education and training; Social inclusion	Climate change; Biodiversity and water
SDG Goal 16.[4]	SDG Goals 1, 2, 3, 4, 5, 8 and 10.[4]	SDG Goals 6, 13 and 15.[4]
We aim to contribute to good governance with a focus on reducing corruption, enhancing transparency and strengthening of institutions.	We aim to enhance human capability and social inclusion through increasing the number of people with improved health and wellbeing, access to quality education and vocational training, and enhanced livelihood opportunities.	We aim to contribute to enduring environmental and social benefits through biodiversity conservation, water stewardship and climate change mitigation and adaptation.
More than 280 non-government organisations or community-based organisations and approximately 970 small businesses participated in capacity building activities. Nearly 100 organisations we partner with received anti-corruption training.	Approximately 383,000 students participated in community projects. Over 630 scholarships were awarded, including 360 to young Indigenous peoples. More than 11,000 people had new or improved access to health services. Approximately 1,830 people received job-related training through community partners.	Though our social investments, over 28,000 tonnes of greenhouse gas emissions were avoided and over 123,000 hectares of land was managed for conservation.
Asset total spend: US$1.6 million	**Asset total spend: US$46.3 million**	**Asset total spend: US$10.5 million**
Countries: Australia, Canada, Chile, China, Trinidad and Tobago, United States.	**Countries:** Australia, Canada, Chile, China, Singapore, Trinidad and Tobago, United States.	**Countries:** Australia, Chile, Peru, Trinidad and Tobago, United States.

Example: Strengthening of institutions

In the Mamina community in northern Chile, BHP supported a project to provide institutional strengthening to enhance the tourism industry in the region.

This program promotes non-Indigenous and Indigenous communities to jointly agree on an overall plan and improve coordination and capacities so that they are better equipped to obtain public funds to further strengthen their projects.

Example: Improved health and wellbeing

BHP continued to support the Telethon Kids Institute to drive the Fetal Alcohol Spectrum Disorder (FASD) Pilbara Program in the north of Western Australia. The project, called 'Warajanga Marnti Warrarnja – Together we walk on country', is a partnership between the Telethon Kids Institute and BHP in collaboration with Wirraka Maya Health Services and the Hedland FASD Network.

Working with the community, the project aims to make FASD history in the Pilbara and builds on the successful FASD prevention model in the Kimberley (the Marulu Strategy).

The research in the Pilbara region is focused on three main areas:

1. Reduction of the prevalence of FASD in the Hedland area.
2. Diagnosis of children who might have FASD.
3. Support for children and families affected by FASD.

Through this partnership, it is hoped to increase a Pilbara child's quality of life, by reducing the prevalence of FASD and improving the outcomes of children who are diagnosed with FASD.

Example: Enduring environments

BHP partnered with The Nature Conservancy (TNC) to support the Sustainable Rivers and Forests Initiative, which has led to the protection of nearly 3,700 acres of critical riverfront property and forestland of Texas and Arkansas in the United States.

Funded by a US$14 million donation from BHP, the initiative has helped TNC renew conservation efforts near Houston, the fastest growing metropolitan area in the United States, and will enable nearly a dozen restoration and water quality improvement projects to benefit drinking water, fishing habitat and rare species in Arkansas.

(3) Not including social investment categorised as 'Other', social investment administration costs or non-operated joint venture community contributions (excluding Resolution), which total US$21.7 million.

(4) Goal 1: End poverty in all its forms everywhere.
Goal 2: End hunger, achieve food security and improved nutrition.
Goal 3: Ensure healthy lives and promote wellbeing for all at all ages.
Goal 4: Ensure inclusive and equitable quality education and promote lifelong learning opportunities for all.
Goal 5: Achieve gender equality and empower all women and girls.
Goal 6: Ensure availability and sustainable management of water.
Goal 8: Promote sustained, inclusive and sustainable economic growth, full and productive employment and decent work for all.
Goal 10: Reduce inequality within and among countries.
Goal 13: Take urgent action to combat climate change and its impact.
Goal 15: Protect, restore and promote sustainable use of terrestrial ecosystems, sustainably manage forests, combat desertification, and halt and reverse land degradation and halt biodiversity loss.
Goal 16: Build effective, accountable and inclusive institutions at all levels.

26 BHP Sustainability Report 2017

The remoteness of Roxby Downs, a small South Australian mining town supporting our
Olympic Dam operation, creates many challenges for families. One in particular is access to education and learning opportunities.
Often, locals are faced with sending their children to boarding school or moving to a larger town to achieve the education and career outcomes they aspire to. This in turn creates attraction and retention issues for BHP and potential impacts on the outcomes of local educational providers, students and families.
In response to this challenge, BHP introduced the Mining Minds program in Roxby Downs. Through the program,
Olympic Dam is increasing the likelihood that families will remain in the local area and positively contribute to the liveability of Roxby Downs.
Now in its third year, Mining Minds continues to take a whole of community approach to address and deliver positive outcomes. Informed and governed by a reference group comprised of local education leaders, community members and Council representatives, it combines best practice education research with extensive community consultation to ensure initiatives and outcomes are purposeful and relevant.
The benefits of the program are far reaching. Focused on the early years of a child’s development through to adult education, Mining Minds has provided opportunities for over 1,000 students, 120 families and spans across four schools, three childcare centres, two kindergartens and various vocational education providers delivering diploma or degree qualifications.
To support the program and the community of Roxby Downs, four key initiatives were developed:
Educator development. A professional development and leadership training program for local teachers and educators to bolster local capacity and improve education outcomes.
Student learning and wellbeing. An integrated wellbeing and learning program designed to increase student wellbeing and learning outcomes, with a focus on promoting existing good practice for locally initiated projects.
Parent partnership. A project supporting parents to develop their own learning pathway, become advocates for their children’s education and actively partner with teachers in improving the learning environment of their children.
Community hub. A shopfront information and training facility that supports all Mining Minds programs in a central location, allowing greater participation and collaboration.
The success of Mining Minds is underpinned by a consultative approach employed at all stages of the project –
development, design, and all the way through to implementation. It is this approach that has contributed to creating a sustainable project which is enhancing educational outcomes locally, building capacity and increasing awareness and importance of the value of education within the community.
Case study: Mining Minds – Working with communities creating a better tomorrow, today.
BHP Sustainability Report 2017 27

Building partnerships with Indigenous peoples
Indigenous peoples are critical partners for BHP around the world and we work to build relationships with them based on trust and mutual benefit.
Our approach
As the majority of our assets are located on or near traditional lands of Indigenous peoples, we have a responsibility
to recognise and respect the status of Indigenous peoples
as First Peoples and embrace the opportunity to establish
long-lasting relationships based on trust.
Our Indigenous Peoples Policy Statement (Statement)
articulates our approach to engaging with and supporting
Indigenous peoples by outlining a series of globally consistent public commitments that align to the International Council
on Mining and Metals’ Indigenous Peoples Policy Statement.
Our Indigenous Peoples Strategy (Strategy) details how
we implement the Statement and focuses our engagement
with Indigenous peoples on four priority areas: governance;
economic empowerment; social and cultural support;
and public engagement. Each of the priority areas includes
an outcome statement that outlines the positive changes
to which BHP seeks to contribute. Each asset is required
to implement the Strategy and is supported by a
cross-functional internal body, the Global Indigenous
Peoples Working Group, which formally reports on our
overall performance against the Strategy.
Further details on our Indigenous Peoples Policy Statement
and Strategy are available online at bhp.com.
Our performance
In Australia, our Indigenous Peoples Strategy is realised
through public commitments in the recently launched
Reconciliation Action Plan (RAP) for FY2017–FY2020.
The RAP, which is aligned to the priority areas of our Strategy, commits us to contribute to the sustainable, long-term
economic empowerment and social and cultural wellbeing
of Australian Aboriginal and Torres Strait Islander peoples.
The RAP also empowers us to publicly engage on issues that
advance the rights and interests of Aboriginal and Torres
Strait Islander peoples.
BHP’s RAP received ‘Elevate’ status by Reconciliation Australia, acknowledging our commitment to embed reconciliation
action in our core business practices at the highest level.
Similar to the RAP, Indigenous Peoples Plans are in
development for the United States, Canada and Chile,
as part of our commitment to embed our Indigenous
Peoples Strategy wherever we operate.
During FY2017, over 6,800 of our people who engage with
Indigenous people from host communities were provided
with cultural awareness and competency training.
Our way forward
We will implement a new five-year target in FY2018,
requiring regional Indigenous Peoples Plans to be developed
that support implementation of BHP’s Indigenous Peoples
Strategy. These plans will be included at all geographically relevant assets.
We want to be regarded as a partner of choice for Indigenous peoples, where our relationships contribute to economic
empowerment, social development needs and cultural
wellbeing. To achieve this, we will continue to build our
engagement with Indigenous peoples globally by listening
and respecting Indigenous peoples’ voices. With support
from our Global Indigenous Peoples Working Group,
we will further embed the Indigenous Peoples Strategy.
BHP is committed to transparency in relation to the
performance of our Indigenous Peoples Strategy and
will provide an annual public report on progress against
all RAP targets, with that performance subject to
independent verification.
Respecting customary rights
We seek to identify the customary owners,
occupiers and users of land on which we intend
to operate. Following this identification process
and collaboration with Indigenous peoples’
representative organisations, we may amend
work plans to reduce potential impacts on
landowners and users.
While our projects are designed to avoid
or minimise the resettlement of individuals
and communities, if resettlement is required
(voluntary or involuntary), we are committed
to implement programs consistent with
the International Finance Corporation’s
Performance Standards 5, Land Acquisition
and Involuntary Resettlement. This includes
acting in a participatory manner that leads
to demonstrable improvement in the livelihoods
of displaced people or communities.
28 BHP Sustainability Report 2017

Governance
Aim: Indigenous peoples will derive significant and sustainable benefit from BHP operations through the effective governance and management of land access, cultural heritage, agreement making and benefit distribution processes.
Example: Opportunity Agreements in Chile
An important and, in the Chilean context, innovative part of the Indigenous participation and dialogue process was the negotiation and development by Cerro Colorado of Opportunity Agreements with the Indigenous communities, in September
2015. Opportunity Agreements are not standard practice in Chile and this presented an opportunity for BHP to demonstrate its commitment to engagement with Indigenous peoples.
The Opportunity Agreements in Chile were signed by all the communities with whom we negotiated. An extensive consultation process was conducted to formally engage the communities, create a dialogue process framework and to implement sustainable community development plans. Through these plans, developed autonomously by each community, projects associated with focus areas such as education, environment, cultural heritage and tourism development are underway, which positively impact the quality of life and strengthen the relationship with BHP.
Economic empowerment
Aim: BHP will contribute to the economic empowerment of Indigenous peoples through providing opportunities for employment, training, procurement and Indigenous enterprise support.
Example: Indigenous Development Program
BHP’s Australian operations run the Indigenous Development Program to create a pipeline of future Indigenous leaders.
Since FY2015, 69 people have successfully completed the course, which focuses on building confidence, resilience and motivation, and creates opportunities for exposure through mentoring, networking and development and delivery of continuous improvement projects. Outcomes for the alumni at least six months after completion are positive, with 35 per cent successfully achieving a role change and 55 per cent undertaking roles that are more senior.
Social and cultural support
Aim: BHP will contribute to improved quality of life for Indigenous peoples through voluntary social investment, promotion of Indigenous culture and building the Indigenous cultural awareness of our workforce.
Example: Maintaining a strong connection to country
Western Australia Iron Ore launched Martulu Palyalu: Strong Country, Strong Culture in February 2017, a special partnership with Newman-based Indigenous organisation, Kanyirninpa Jukurrpa (KJ), and the Martu people.
The partnership supports the employment of over 260 Martu people, 40 per cent of whom are women, largely as Indigenous
Rangers, utilising traditional ecological knowledge integrated with contemporary natural resource management techniques.
Public engagement
Aim: BHP will contribute to specific initiatives, programs and public policy processes that advance the interests of Indigenous peoples consistent with our Indigenous Peoples Policy Statement.
Example: Global Indigenous Peoples Conference
BHP sponsored the Common Roots, Common Futures: International Indigenous Governance Conference in Australia in March
2017. The three-day conference brought together leading Indigenous governance leaders, practitioners and researchers from
Canada, Australia, New Zealand and the United States for a cross-country conversation about Indigenous self-governance.
The goal of the conference was to share governance experiences, stories, strategies, challenges and solutions to better understand the conditions involved in governing and sustaining socio-economic development on Indigenous lands. It aimed to stimulate new thinking and innovative practices in the arena that can assist Indigenous people to meet their contemporary needs and aspirations.
Examples of our achievements in each of the four priority areas (Governance, Economic empowerment, Social and cultural support, and Public engagement) of our Indigenous Peoples
Strategy during FY2017 are outlined below.
BHP Sustainability Report 2017 29

Respecting human rights
We take our human rights obligations seriously
and are committed to respecting human rights
and contributing to their realisation globally.
Our approach
Respecting human rights is critical to the sustainability of our business. Our strategy to develop large, long-life assets gives us the opportunity to make a positive contribution towards
the realisation of a wide range of human rights, and the
responsibility to respect rights and mitigate the human
rights-related risks our activities may pose to others.
We are committed to operate in a manner consistent with
the United Nations’ (UN) Declaration of Human Rights,
the UN Guiding Principles on Business and Human Rights,
the Voluntary Principles on Security and Human Rights and
the 10 UN Global Compact principles.
We aim to identify and manage human rights-related risks in
all our activities. Due diligence is performed to mitigate those risks and we seek to remediate any adverse human rights
impacts we have caused or to which we have contributed.
A risk-based approach that includes consideration of human
rights and community impact issues is required for our
decisions around acquisitions and divestments, new activities in high-risk countries and major capital projects. The most
relevant human rights issues for our industry include
occupational health and safety, labour conditions, activities of security forces, and the rights of Indigenous peoples and communities near our operations.
Our Code of Business Conduct outlines the human rights
commitments applicable to our people, as well as our
contractors and suppliers (where under relevant contractual
obligation), and encourages our non-operated joint ventures
and minority interests to adopt similar principles and
standards. Mandatory minimum performance requirements
are articulated in relevant standards, including our health, safety, security and emergency management, community
and risk management standards. Accountability for
compliance is assigned to appropriate senior managers and
leaders. We obtain assurance of operational compliance
with our human rights commitments and relevant standards
through independent internal audits.
We set minimum mandatory requirements for all our
suppliers and relevant contractors, including zero tolerance in relation to child labour, forced or compulsory labour,
freedom of association, living wage, non-discrimination and
diversity, workplace health and safety, community interaction and treatment of employees.
A Human Rights Policy and Practice Working Group was
established in FY2017 to consider the way BHP implements
its human rights commitments across the business and
determine any adjustments or enhancement opportunities
to improve our human rights performance.
Refer to page 14 for details in relation to our business conduct and advisory hotline, EthicsPoint, and page 24 for our local-level complaints and grievance mechanisms.
Cerrejón resettlements
Concerns have been expressed by resettled
communities near Cerrejón (a non-operated
minerals joint venture), including impacts
associated with sustainable livelihoods and
access to water. We support Cerrejón to continue
to work towards outcomes that reflect strong
community engagement processes and meet
international best practice for resettlements.
Resettled communities and Cerrejón have
collectively discussed and addressed common
issues and concerns to work towards mutually
agreed solutions. Work is continuing to follow
up on progress and identify solutions required
to close any remaining gaps.
30 BHP Sustainability Report 2017

Our performance
Human Rights Impact Assessments
Our operations identify and document key potential
human rights risks by undertaking a Human Rights Impact
Assessment (HRIA), which is reviewed whenever there are
changes that may affect the impact profile. Where a HRIA
identifies a material risk, a Human Rights Management
Plan is required to be implemented and reviewed annually.
No new HRIAs were completed in FY2017; however, a
Human Rights Management Plan continues to be reviewed
and implemented at our Olympic Dam asset in South
Australia where two key areas relating to use of and access
to BHP-owned pastoral stations and local governance
were identified in FY2014.
Security-related human rights risks
Our Requirements for Safety and Security standard and
our commitment to the external Voluntary Principles on
Security and Human Rights (VPs) require that our security
programs are managed to ensure human rights and
fundamental freedoms are upheld. We annually review
alignment with the VPs and implement improvement plans
to address any gaps.
Security and security-related human rights training
is conducted regularly. During FY2017, over 99 per cent
of our security employees and contractors completed
security training.
There were no significant security-related incidents with
possible human rights implications in FY2017.
Corporate Human Rights Benchmark
In FY2017, BHP received a score of 69 out of 100 in the
inaugural Corporate Human Rights Benchmark (CHRB)
published by investors and civil society organisations
to create a public benchmark of corporate human rights
policy, practice and performance. The CHRB is based
on publicly available information.
Among the 98 publicly traded companies assessed, BHP
was the highest ranked company overall and the highest
ranked of 41 extractives companies. We have carefully
reviewed the assessment to identify areas where we may
be able to enhance our human rights performance.
UK Modern Slavery Act
In accordance with the Modern Slavery Act 2015 (UK),
we publish an annual statement describing the steps we
have taken to ensure slavery and human trafficking are
not occurring in our business or supply chains. BHP’s 2017
UK Modern Slavery Act Statement will be published by
31 December 2017. In FY2017, BHP supported a proposal
under consideration by a Parliamentary Committee
to establish comparable legislation in Australia.
Information relating to BHP’s systems and processes for
meeting the UN Guiding Principles on Business and Human
Rights, human rights governance, our zero tolerance
requirements in relation to human rights in our supply chain, and BHP’s 2016 UK Modern Slavery Act Statement is available
online at bhp.com/respectinghumanrights.
Our way forward
We are committed to continually improve our human rights
performance. In FY2018, the Human Rights Policy and Practice
Working Group will propose a number of recommendations
to enhance the way BHP implements our human rights
commitments across the business, from managing human
rights risk in the supply chain to the processes used to
identify and manage human rights risk.
BHP Sustainability Report 2017 31

Managing climate change as a strategic priority
Climate change is a strategic priority for us and we aim
to demonstrate sector leadership in our response to,
and management of, this issue.
Our approach
The success of BHP’s strategy is tied to economic growth
in both emerging and developed economies. As such,
BHP’s sustained growth is not possible without an effective
response to climate change. We recognise that we have the
responsibility and the opportunity to reduce our greenhouse
gas (GHG) emissions, increase our preparedness for the
physical and non-physical impacts of climate change and
work with others to enhance a global response.
While climate change is a priority for the BHP Board,
management has primary responsibility for the design
and implementation of our response to climate change.
Our response to climate change is focused on mitigation,
adaptation, low-emissions technology and portfolio
evaluation. Our climate change strategy is informed and
underpinned by active engagement with key stakeholders
and we regularly review our position on climate change
in response to emerging scientific knowledge and changes
in global regulation. We seek input and insight from external experts, such as the Forum on Corporate Responsibility.
BHP’s position on climate change is available online
at bhp.com.
Mitigation
As a major producer and consumer of energy, we prioritise
reduction of GHG emissions and energy efficiency. All our
assets are required to identify, evaluate and implement GHG
reduction opportunities, including during project design and equipment selection. We focus on addressing material GHG
emissions sources, including electricity use, fuel use and
fugitive methane.
Our GHG target encourages us to improve energy efficiency,
increase productivity and continue to create, improve and
implement GHG reduction projects across BHP. We also seek to reduce global GHG emissions through projects that generate
carbon credits, including initiatives such as REDD+ (Reducing
Emissions from Deforestation and Forest Degradation).
Adaptation
We take a robust, risk-based approach to adapt to the
physical impacts of climate change. We work with globally
recognised agencies to obtain regional analyses of climate
change science to inform resilience planning at an asset level and improve our understanding of the climate vulnerabilities our operations and host communities may face.
Our operations are required to build climate resilience into their activities through compliance with the Our Requirements for Environment and Climate Change standard and assess and
manage risks associated with the forecast impacts of climate change. As well as our ongoing business resilience planning,
BHP continues to look at ways we can contribute
to community and ecosystem resilience.
Low-emissions technology
Rapid technology development is already contributing to
the reduction of global emissions and further innovation
has the potential to enable long-term climate goals to be met.
We believe industry has a significant collaborative role to play with government, academia and the community to facilitate
this necessary step-change.
BHP has an integrated strategy to invest across a range of
new technologies that have the potential to reduce emissions of our operations and from the use of our products. We are
focusing on carbon capture and storage (CCS) technologies
to reduce fugitive emissions from coal and petroleum assets, renewable energy, battery storage and high-efficiency/
low-emissions power generation and transportation. As well
as reducing our own emissions, the results of this work will be shared widely to assist others in the resource sector
and our customers, for the benefit of the global community.
When evaluating investment opportunities, we aim to look
at the potential to materially reduce emissions and the
opportunity to use our expertise to accelerate the required
change. Our investments in low-emissions technology
also build capacity, capability and internal awareness within the business, and leverage BHP’s global Operating Model.
32 BHP Sustainability Report 2017

Portfolio evaluation
We recognise that even well-researched forecasts of the
future are subject to uncertainty in the face of rapid
technology and policy change, and that the world could
move in any number of different directions to address
climate change. To understand the impact of this uncertainty on the BHP portfolio, our corporate planning process uses
scenario analysis to encompass a wide spectrum of potential
outcomes. Designed to interpret external factors, including
technical, economic, political and governance trends
facing the global resources industry, the scenarios offer
a means to explore potential portfolio discontinuities and
opportunities, as well as to test the robustness of decisions.
Along with scenario analysis, we test our portfolio against
shock events. These are unlikely and extreme events,
which are typically short-term, but may have associated
longer-term impacts.
Our performance
Reducing greenhouse gas emissions
With our FY2017 emissions of 16.3 million tonnes of carbon
dioxide equivalent (CO2-e) at 21 per cent below the adjusted
FY2006 baseline, we have successfully achieved our
ambitious five-year target to keep our absolute GHG
emissions below our FY2006 baseline while growing
our business.
Numerous individual improvement projects have contributed
to this achievement, as well as improvements in productivity and technology, and changes in production profile. Projects
tracked since FY2013 as part of our FY2013–FY2017 GHG
target achieved more than 975,000 tonnes CO2-e of
annualised abatement in FY2017 at our Continuing operations.
Our case study on GHG reduction projects is available online at bhp.com/casestudies.
10.5 5.8
million tonnes of CO2-e
0 10 20 30 40 50 60
FY2013
FY2014
FY2015
FY2016
FY2017
Adjustment to allow annual comparison (2)
Scope 2 (3)
Scope 1 (4)
FY2006 baseline (5)
(1) Measured according to the World Resources Institute/World Business
Council for Sustainable Development Greenhouse Gas Protocol.
(2) In order to compare the total GHG emissions to prior financial years,
GHG emissions (estimated) from South32 assets between
the date of demerger and 30 June 2015 have been added to FY2015
GHG emissions as shown above.
(3) Scope 2 refers to indirect GHG emissions from the generation of purchased electricity and steam that is consumed
by operated assets (calculated using the market-based method).
(4) Scope 1 refers to direct GHG emissions from operated assets.
(5) The FY2006 baseline was adjusted as necessary for material acquisitions and divestments based on GHG emissions at the
time of the applicable transaction.
Greenhouse gas emissions (1)
Finance mechanisms supporting emissions reduction
As part of our commitment to addressing climate change,
during FY2017, BHP supported an innovative investment bond
designed to reduce deforestation and stimulate investment
in low-carbon development. The Forests Bond, issued by the
International Finance Corporation, raised US$152 million from institutional investors.
The Bond provides a choice for investors to receive coupons
in the form of carbon credits generated from avoided
deforestation and issued under the Verified Carbon Standard, instead of cash coupons. The Bond supports Wildlife Works’
Kasigau Corridor Project in Kenya, which provides income to
the local community for protecting the land in a region that previously relied on deforestation and has created a
sanctuary for wildlife and flora.
BHP is providing a price support mechanism of US$12 million
that ensures that the Project can sell a pre-defined minimum quantity of carbon credits every year until the Bond matures, whether or not investors in the Bond elect to receive carbon credit coupons or cash. Our support for the Bond is part of
our commitment to encourage the growth of private sector
investment in REDD+, stimulate demand for REDD+ credits
and demonstrate the value of reducing deforestation as one
of the most cost-effective climate change solutions.
In addition to the Bond, during FY2017 BHP helped develop a
Knowledge Sharing Platform, in partnership with Conservation
International and Baker & McKenzie, to encourage investment
in REDD+. The platform aims to build a global community of
practice among project developers, governments, donors and
the private sector to explore how to overcome key market,
governance and financial bottlenecks to replicate investment products like the Forests Bond.
Stakeholder engagement
Industry has a key role to play in climate change policy
development by working with governments and other
stakeholders to inform the development of an effective,
long-term policy framework that delivers a measured
transition to a lower emissions economy.
BHP has contributed to numerous policy reviews throughout
our global operating regions. Together with a group of
public, private and social leaders, in FY2017, we actively
participated in the work of the Energy Transitions
Commission (energy-transitions.org), contributing to the
Commission’s objective to identify ‘pathways for change
in our energy systems’ to deliver emissions reduction and
economic growth.
Our extensive engagement program with investors,
government and the broader society includes our voluntary
submission to CDP (cdp.net). This commitment has resulted
in a significant improvement in our CDP scores since FY2013.
BHP’s latest submission to CDP is available online
at bhp.com.
BHP Sustainability Report 2017 33

Managing climate change as a strategic priority

Case study: Our low-emissions technology investments

While BHP recognises that further work is required to develop policy mechanisms that will drive the development of this technology, our CCS investments focus on mechanisms that seek to reduce cost and accelerate its development. We established the BHP Billiton SaskPower CCS Knowledge Centre in Canada and we work with Peking University and other partners to develop a road map for the application of CCS in the steel sector.

In April 2017, BHP also established a research collaboration with the University of Melbourne, Cambridge University and Stanford University to support fundamental research into the long-term storage mechanisms of CO_2 in sub-surface locations. This important work has the possibility of unlocking significant storage potential, which will be an essential part of effective CCS. The research also seeks to demonstrate the safety and security of sub-surface CO_2 storage.


How
Why
Outcomes
Reduce and capture CO_2 emissions
CO_2
The path forward
Policies must be embedded in long-term strategies to support wider deployment.
The International CCS Knowledge Centre
Knowledge sharing from commercial-scale projects
Partnerships
Society
Government
Industry
Stakeholders
Research & Development
Leading Universities and Research Institutes
CSS Roadmaps
Steel Sector CCS / Peking University
Cost reduction
Shorter development timeframes
Accelerated progress

BHP recognises the potential for renewable energy to play a significant role in the resources sector. Furthermore, battery storage solutions at grid scale may transform the way the resources sector accesses electricity.

We are participating in the innovative Lakeland Solar and Storage Project, a 10.8 MWac solar photovoltaic installation with associated grid-scale storage of 5.3-megawatt hours, located at the fringe of the grid in regional Queensland, Australia.

Outcomes of the extensive test program will provide insight for BHP and the resources sector in general, and the results of the project will be shared widely. At the same time, we continue to evaluate the integration of renewable energy sources into our own operations, together with incumbent energy sources to provide the appropriate mix of system reliability, emissions reduction and lowest cost.

34 BHP Sustainability Report 2017

Portfolio analysis and transparency
In September 2016, we released Climate Change: Portfolio
Analysis – Views after Paris, which included analysis of
emerging climate policy (e.g. COP21) and low-emissions
technology developments. As an outcome of COP21 in Paris,
the Paris Agreement was significant for establishing a
common ambition to reduce emissions, but the Nationally
Determined Contributions, which described each nation’s
plans to achieve this target, were still relatively modest.
It is important that Parties to the Paris Agreement provide
regular progress assessments and increase ambition
over time.
We are committed to keeping our stakeholders informed
of the impact of climate change on BHP. Our Vice President
of Climate Change and Sustainability is a member of the
Financial Stability Board’s Taskforce on Climate-related
Financial Disclosures (TCFD), which develops voluntary,
consistent climate-related financial risk disclosures.
We are strongly committed to continuing to work with
the TCFD to retain our position as an industry leader in
climate-related disclosures and transparency. Our climate
change public disclosures are aligned with the newly
issued recommendations of the TCFD.
A table that maps the locations of these disclosures is in our
Annual Report 2017, available online at bhp.com.
Our way forward
Building on the success of our current target to limit our
operational emissions in FY2017 to the FY2006 emissions
baseline, in FY2018, we will commence working towards
a new target of limiting FY2022 GHG emissions at or below
FY2017 (1) levels while we continue to grow our business.
In addition to setting a five-year GHG target, BHP has set
a longer-term emission reduction goal to achieve net-zero
operational emissions in the latter half of this century.
Defining a pathway to net-zero emission over coming
decades will require long-term planning for the long-life
assets in our portfolio, a deep understanding of the
development pathway for low-emissions technology
and a firm commitment from leadership.
Our five-year targets and our longer-term emissions
reduction goal will require our teams to think differently.
These targets and goals will unlock innovation and drive
collaboration across BHP’s functions and assets. We will
prioritise the lowest-cost, most material abatement
opportunities across our global portfolio.
In line with our commitment to constantly evaluate and build the resilience of our portfolio, the Board will continue to
regularly consider the attractiveness and potential addition of new commodities to the portfolio given the macro climate
change environment.
(1) FY2017 baseline will be adjusted for material acquisitions and divestments based on asset GHG emissions at the time of transaction. Offsets will be used to close any remaining gap between emissions in the target year and the baseline year.
BHP Sustainability Report 2017 35

Protecting our environment

We recognise our responsibility to minimise our environmental impact and contribute to enduring benefits.

Our approach

Competition for, and pressure on, land and water resources is growing, amplified by climate change. We understand that maintaining the right to access these resources into the future will rely on our ability to demonstrate responsible management and contribute to a resilient environment.

Our Requirements for Environment and Climate Change standard outlines our minimum mandatory requirements for environmental management, in addition to any local regulatory requirements. The standard complements our core business processes of risk management, major projects and corporate planning, community development and stakeholder engagement. It also requires us to take an integrated, risk-based approach to management of the impact on land, biodiversity, water and air.

We define target environmental outcomes and put in place controls to manage impacts and achieve long-term environmental benefits. Consistent with business requirements, certain environmental monitoring information and environmental social impact assessments are publicly available.

Land and biodiversity

The *Our Requirements for Environment and Climate Change* standard sets out a series of environmental obligations for our assets. For example, we never explore or extract resources within the boundaries of World Heritage-listed properties, or operate where there is a risk of direct impacts to ecosystems that could result in the extinction of an International Union for Conservation of Nature (IUCN) Red List Threatened Species in the wild.

These obligations also ensure we do not explore or extract resources within, or adjacent to, the boundaries of IUCN Protected Areas Categories I to IV, unless a plan is implemented that meets regulatory requirements, takes into account stakeholder expectations and contributes to the values for which the protected area is listed.

Our assets are required to understand baseline conditions and prioritise actions to avoid, minimise and rehabilitate environmental impacts over the short and long term, in line with our mitigation hierarchy. We seek to do this within our area of influence, taking account of direct, indirect and cumulative impacts. After application of the mitigation hierarchy, if actual or reasonably foreseeable residual impacts remain to important biodiversity and ecosystems, we will implement compensatory actions such as biodiversity offsets.

Mitigation hierarchy

Avoid	Minimise	Rehabilitate	Compensate
Guided by the obligations articulated in *Our Requirements for Environment and Climate Change* standard and a risk-based approach to environmental management, our assets are required to put controls in place to avoid negative impacts to the environment within our area of influence.	If impacts cannot be avoided entirely, our assets are required to put systems and controls in place to achieve target environmental outcomes by minimising the severity of the impact.	Our assets are required to implement a rehabilitation plan that supports life of asset and closure plans, and rehabilitate disturbed areas that are no longer required for operational purposes. Rehabilitation plans are required to be developed taking into account regulatory requirements and stakeholder expectations.	Where actual or reasonably foreseeable residual impacts remain to important biodiversity and ecosystems after actions to avoid, minimise and rehabilitate, operations may implement appropriate, effective and enduring compensatory measures.
Environmental resilience – enhance and conserve			

36 BHP Sustainability Report 2017

Contributing to a resilient environment
We look beyond our own operations for opportunities to
contribute to environmental resilience. We support the
conservation and sustainable use of natural environments
for the benefit of future generations through community
engagement, strategic partnerships and voluntary investment
in projects through our Social Investment Framework.
Water
Water is a shared resource, with high economic,
environmental and social value, and access to water is
a basic human right. In recognition of this, all our assets
are required to manage water at a catchment level and
maintain quantitative water balance models that enable
timely management of water-related risks, consistent
with business requirements.
The water-related risks and impacts experienced by our
operations differ from region to region due to variables such as climate, culture and landscape. To ensure our decisions
reflect the context in which we operate, we aim to assess
and manage our water-related risks on a regional basis.
Where possible, we seek to use lower-quality or
recycled water to minimise extraction requirements
from higher-quality water resources.
We are committed to water-related disclosures and were
an early adopter of the Minerals Council of Australia’s Water
Accounting Framework, which has recently been integrated
into the International Council of Mining and Metals’ Water
Reporting Guidelines. We have participated in the CDP
water program, which seeks to improve transparency of
water-related risks disclosure, since its first report in 2009.
Air
Recognising that our operations can affect nearby
community members, we focus on managing and monitoring
our air emissions at their source and understanding impacts.
Our operations are required to have processes to record and
respond to complaints about air quality issues, such as noise and dust, and we work with neighbouring communities to
understand the impact and improve practices when feasible.
Our performance
Land and biodiversity
In FY2017, in line with our target, all our assets maintained land and biodiversity management plans that included
controls to demonstrate our mitigation hierarchy to manage
their biodiversity and ecosystems impacts.
In addition to the environmental management actions
of our assets, in FY2012 we established a target to finance
the conservation and ongoing management of areas of
high biodiversity and ecosystem value that are of national
or international conservation significance. We established
an alliance with Conservation International to support
the delivery of this target and improve our approach
to biodiversity management more broadly.
As at the end of FY2017, we had committed over US$50 million to conservation, in addition to the environmental management activities at our assets. This has included the Five Rivers
Conservation Area in Tasmania, Australia, Valdivian Coastal
Reserve in Chile, Raine Island in Queensland, Australia,
Alto Mayo in Peru and the Kasigau Corridor in Kenya.
These contributions have enhanced the management for
conservation of over 620,000 hectares of land, improved
the livelihoods of around 2,500 people, as conservation
agreement beneficiaries, and ensured the continued
provision of drinking water for over 250,000 people.
In addition, at the Five Rivers Conservation Area and the
Valdivian Coastal Reserve, endowments were established
to ensure conservation activities could continue to be
sustained into the long term.
This represents a successful conclusion to this target and
provides a strong base for our new biodiversity targets.
Our case study on our alliance with Conservation International is available online at bhp.com/casestudies.
Water
Recognising the regional nature of our water risks, in FY2013, we introduced a five-year target requiring our assets with
water-related material risks to implement projects on an
annual basis to reduce their impact on water resources.
At the end of FY2017, all our assets that identified water-related material risks implemented at least one project to improve
the management of associated water resources, consistent
with performance over the course of the target period.
Our total water input (water intended for use) in FY2017
was 283,900 megalitres, with 91 per cent defined as Type 2
(suitable for some purposes) or Type 3 (unsuitable for most
purposes). This demonstrates our approach to utilising
lower-quality water wherever feasible.
Water unsuitable for
most purposes 70%
Water suitable for
some purposes 21%
Close to drinking
water quality 9%
Ground water 40%
Sea water 41%
Surface water 11%
Third party water 8%
Water input by source Water input by quality
Environmental events
All our assets are required to maintain emergency response
plans to minimise the potential severity of, and respond
effectively to, environmental events.
If a potential or actual significant environmental event (1)
occurs, we conduct a thorough investigation to understand
the cause and identify any corrective actions to prevent
similar events.
While no significant environmental events occurred at any
BHP operated assets in FY2017, we are still working to
address the significant environmental impacts of the tailings dam failure at our non-operated joint venture, Samarco,
in November 2015.
(1) A significant event is one resulting from BHP operated activities, with a severity rating of four and above, based on our internal severity rating scale
(tiered from one to seven by increasing severity) and aligned to Our Requirements for Risk Management standard.
BHP Sustainability Report 2017 37

Our way forward
In FY2017, we began the process to move BHP to a leadership
position on water stewardship, a journey we expect to evolve over the next five years. In recognition of the risks and
opportunities presented by water to our business, we began
a program to more thoroughly understand water-related risks
across our operations and catchments. This included the
review of governance risks as they relate to internal and
external processes, systems and our capacity to manage
water-related issues. By managing risk, enhancing
performance and transparency, effectively valuing water
in decision-making, leveraging technology and collaborating
with others, we will deliver productivity, long-term business resilience and enduring social and environmental outcomes.
The outcomes of this review will feed into recommendations
to be implemented at our assets.
Supporting this aspiration is our new five-year target
for water management – to reduce FY2022 fresh
water withdrawal by 15 per cent from FY2017 levels –
and a longer-term goal to collaborate to enable integrated
water resource management at all catchments where
we operate by FY2030. The target was based on the review
of water use at our assets, taking account of the regional
context, to identify opportunities to reduce consumption.
FY2018 will also see the introduction of our new biodiversity conservation target. By the end of FY2022, we aim to improve marine and terrestrial environmental outcomes by developing
a framework to evaluate and verify the benefits of our actions, in collaboration with others, and by contributing to the
management of areas of national or international conservation significance exceeding our disturbed land footprint.
This five-year target for biodiversity is complemented
by a longer-term goal, the scope of which includes land
and marine biodiversity, to ensure that it is fully reflective of BHP’s operations and risks.
Our Escondida asset in Chile completed commissioning of a new desalination plant in June 2017.
The desalination plant, known as the Escondida Water Supply (EWS) project, involved the construction of a 180-kilometre water transport system to reach the Escondida copper mine. Four high-pressure pump stations move water from the
Port of Coloso across the Atacama Desert and up to a reservoir at the Escondida mine site, more than 3,000 metres above sea level.
The facility is one of the largest desalination plants in the world and is Escondida’s second plant after its 525 litre/second plant that has been operational for over ten years.
The EWS project represented an investment of US$3.4 billion. The energy required for desalinating and pumping the water to the mine is supplied from BHP’s Kelar natural gas-fired power plant.
In recognition of its size and technical complexity, the EWS project was awarded the Industrial Desalination Plant of the
Year Prize by Global Water Intelligence at the Global Water Awards 2017.
Once fully operational, Escondida’s desalination plants will secure a sustainable water supply for its operational purposes and minimise reliance on the region’s aquifers, enabling it to meet its environmental commitments and achieve its long-term business strategy of producing copper sustainably.
Case study: Delivering a reliable, sustainable water supply
Protecting our environment
38 BHP Sustainability Report 2017

Appendix
Contents
Performance data – People 40
Performance data – Society 41
Performance data – Environment 42
Independent Assurance Report to the Directors
and Management of BHP 44
BHP Sustainability Report 2017 39

Performance data – People [1]

Workforce data by region	Fatalities	TRIF	Employee occupational illness incidence	Contractor occupational illness incidence	Average absenteeism rate (hours per employee per year) [2]	Average number (and %) of employees [3]	Average number (and %) of contractors [4]
Asia	0	3.0	0	0	31.49	1,019 (3.9%)	457 (1.3%)
Australia	0	5.9	4.61	1.59	77.79	15,906 (60.8%)	19,363 (56.1%)
Europe	0	0	0	0	5.43	74 (0.3%)	25 (0.1%)
North America	0	2.0	0.94	0.29	37.72	2,786 (10.7%)	1,714 (5.0%)
South America	1	2.1	7.59	1.49	154.55	6,361 (24.3%)	12,940 (37.5%)
Total	**1**	**4.2**	**4.92**	**1.43**	**88.79**	**26,146 (100%)**	**34,498 (100%)**

Regional safety fines levied	2017	Number of fines
South America	US$132,076	9

Employees by gender and employment type	Total %	Male %	Female %
Full-time	96.47	82.56	17.44
Part-time	1.78	46.89	53.11
Fixed term full-time	1.66	51.25	48.75
Fixed term part-time	0.03	33.33	66.67
Casual	0.06	68.75	31.25
Total	**100.00**	**81.38**	**18.62**

Employees by region and gender	Male %	Female %
Asia	41.27	58.73
Australia	82.91	17.09
Europe	50.88	49.12
North America	70.37	29.63
South America	88.58	11.42
Total	**81.38**	**18.62**

Employees by category and diversity [5]	Total %	Gender %		Age group %				Average basic salary US$	Average total remuneration US$
		Male	Female	Under 30	30–39	40–49	Over 49	Ratio male to female	Ratio male to female
Senior leaders	0.94	76.45	23.55	–	9.78	56.16	34.06	1.03	1.02
Managers	2.87	75.56	24.44	0.71	31.05	45.93	22.31	1.09	1.12
Supervisory and professionals	37.78	72.86	27.14	13.71	40.69	29.15	16.45	1.16	1.21
Operators and general support	58.41	84.90	15.10	15.79	31.59	29.21	23.41	1.24	1.29
Total	**100.00**	**81.38**	**18.62**	**14.42**	**34.81**	**29.92**	**20.85**	**1.08**	**1.13**

Employees new hires and turnover	Total	Gender		Age group				Region				
		Male	Female	Under 30	30–39	40–49	Over 49	Asia	Australia	Europe	North America	South America
Employee new hires	4,361	2,497	1,864	1,488	1,644	875	354	571	2,823	16	244	707
	15.09%	10.62%	34.65%	34.98%	16.01%	9.92%	5.76%	55.98%	15.10%	28.07%	8.63%	11.25%
Employee turnover	3,137	2,305	832	654	978	759	746	191	1,841	11	771	323
	10.86%	9.80%	15.47%	15.37%	9.52%	8.60%	12.13%	18.73%	9.84%	19.30%	27.26%	5.14%

40 BHP Sustainability Report 2017

Remuneration [6]	Average basic salary US$ Ratio male to female	Average total remuneration US$ Ratio male to female	Total remuneration Ratio highest paid individual to median	Salary increase Ratio highest paid individual to median	Ratio standard entry level wage to local minimum wage Male	 Female
Asia	1.91	2.05	32.34	–	4.32	3.85
Australia	1.11	1.16	32.25	–	2.45	1.95
Europe	1.29	1.35	4.32	–	2.42	3.32
North America	1.25	1.29	15.05	–	5.87	5.85
South America	0.87	0.96	86.46	–	4.12	3.38
Total	**1.08**	**1.13**				

(1) Proportional data in our People section is based on number of employees from July 2016 to April 2017 and averaged for a 10-month period. There is no significant seasonal variation in employment numbers.

(2) Absenteeism comprises Sick Leave, Hospitalisation Leave, Injury on Duty, Short Term Disability, Unauthorised Absence, Industrial Action, Union Absence, Unpaid Absence, and Workers' Compensation. Additionally, in FY2017, 1,480 employees made use of parental leave, of which 36 per cent were women and 64 per cent were men. 96 per cent of males and 92 per cent of females returned to work following parental leave.

(3) Average number of employees and average number of employees by region shows the weighted average number of employees across the Group in accordance with our reporting requirements under the UK Companies Act 2006. It includes the Executive Director, 100 per cent of employees of subsidiary companies and our share of proportionate consolidated entities. Employees of equity accounted entities are not included. Part-time employees are included on a full-time equivalent basis. Employees of businesses acquired or disposed of during the year are included for the period of ownership. Contractors are not included.

In FY2017, 90 per cent of our people worked in their country of nationality, including 61 per cent of our senior leaders. Senior leaders are defined as organisational levels A–D. A number of our assets have practices to hire people from the local community.

(4) Contractor data is collected from an internal survey from July 2016 to April 2017 and averaged for a 10-month period.

(5) Employee by category and diversity data is reported as at 30 April 2017.

(6) Remuneration:
- The highest paid individual in each significant region has been excluded from the median determination.
- Salary increases do not include promotional increases.
- Individuals classified as entry level are those in an operators and general support role, and have been with the organisation for less than one year.
- The ratio of standard entry level wage to local minimum wages excludes Singapore as it does not have a minimum wage.

Performance data – Society

	2017
Community complaints	
Dust	34
Noise	14
Odour	6
Other	54

Indigenous peoples	Operations located in or adjacent to Indigenous peoples' territories	Operations with formal agreements with Indigenous communities
Australia	27	13
Canada	1	1
Chile	2	2

Economic value generated and retained [1]

Suppliers
Payments made to our suppliers for the purchase of utilities, goods and services [1]
US$13.6b

Employees
Employee expenses for salary, wages and incentives [1]
US$3.6b

Shareholders, lenders and investors
Dividends attributable to members of the BHP Group
Interest payments
US$4.0b

Total payments to governments
Income taxes
Royalty-related income taxes
Royalties
Other payments to governments
US$4.7b

Social investment [2]
Cash and associated administrative costs
Funds transferred to the BHP Billiton Foundation
US$72.9m

Economic revenue generated
US$39.2b

Economic value distributed
US$26.1b

Economic value retained [3][4]
US$13.1b

(1) Calculated on an accrual basis. Figures are rounded to the nearest single decimal point.

(2) Social investment of US$72.9 million includes US$67.9 million contributed to community development programs and associated administrative costs at our operated assets and a US$5 million contribution to the BHP Billiton Foundation. Additional social investments of US$7.2 million was made by our non-operated joint ventures. Total social investment for FY2017 is US$80.1 million.

(3) Calculated as economic value generated less economic value distributed.

(4) In addition to our direct economic contribution we invested US$4.6 billion of capital into our business through the purchase of property, plant and equipment and expenditure on exploration. During FY2017, we also decreased our gross debt by US$5.9 billion through the repurchase of bonds.

BHP Sustainability Report 2017 41

Performance data – Environment

		2017	2016 [1]
Land			
Land owned, leased or managed	hectares	**10,225,900**	8,880,000
Total land disturbed	hectares	**139,000**	124,000
Total land rehabilitated	hectares	**26,411**	27,500
Total land set aside for conservation [2]	hectares	**28,000**	29,400

Water			
Inputs			
Water input by quality – Type 1	megalitres	**26,300**	34,500
Water input by quality – Type 2	megalitres	**60,600**	58,300
Water input by quality – Type 3	megalitres	**197,000**	190,000
Water input by source – Surface water	megalitres	**31,200**	31,300
Water input by source – Ground water	megalitres	**114,000**	129,900
Water input by source – Sea water	megalitres	**117,600**	96,900
Water input by source – Third party water	megalitres	**21,100**	24,700
Outputs			
Water output by quality – Type 1	megalitres	**57,800**	42,300
Water output by quality – Type 2	megalitres	**27,700**	39,600
Water output by quality – Type 3	megalitres	**171,000**	168,000
Water output by destination – Surface water	megalitres	**25,200**	25,500
Water output by destination – Ground water	megalitres	**1,670**	1,110
Water output by destination – Sea water	megalitres	**107,000**	93,500
Water output by destination – Third party water	megalitres	**6,630**	5,690
Water output by destination – Other	megalitres	**116,000**	124,100
Recycling			
Water recycled and reused	megalitres	**247,000**	168,427

Energy [3]			
Energy use – Electricity	petajoules	**28**	31
Energy use – Coal and coke	petajoules	**1**	1
Energy use – Natural gas	petajoules	**33**	38
Energy use – Distillate/Gasoline	petajoules	**76**	74
Energy use – Other	petajoules	**2**	2
Energy use – Total	petajoules	**140**	146
Energy Use – Renewable sources	petajoules	**0.26**	0.24
Intensity [4]		**20**	23

42 BHP Sustainability Report 2017

		2017	2016[1]
Emissions			
GHG – Scope 1	millions of tonnes CO_2-e	**10.5**	11.3
GHG – Scope 2	millions of tonnes CO_2-e	**5.8**	6.7
GHG – Scope 1 & 2[5]	millions of tonnes CO_2-e	**16.3**	18.0
GHG – Scope 3 – Use of sold products[6]	millions of tonnes CO_2-e	**254.0**	284.6
GHG – Scope 3 – Purchased goods and services (inc capital goods)	millions of tonnes CO_2-e	**7.7**	7.4
GHG – Scope 3 – Fuel and energy related activities	millions of tonnes CO_2-e	**1.4**	1.6
GHG – Scope 3 – Upstream transportation and distribution	millions of tonnes CO_2-e	**3.2**	5.1
GHG – Scope 3 – Downstream transportation and distribution	millions of tonnes CO_2-e	**2.8**	7.5
GHG – Scope 3 – Business travel	millions of tonnes CO_2-e	**0.1**	0.1
GHG – Scope 3 – Employee commuting in operations	millions of tonnes CO_2-e	**<0.1**	0.1
GHG – Scope 3 – Processing of sold products	millions of tonnes CO_2-e	**313.7**	309.1
GHG – Scope 3 – Investments	millions of tonnes CO_2-e	**1.9**	2.5
GHG – Scope 3 – Total[7]	millions of tonnes CO_2-e	**584.9**	618.0
Intensity[4]		**2.4**	2.8
Total oxides of sulphur	tonnes	**16,700**	18,600
Total oxides of nitrogen	tonnes	**73,700**	71,500
Total mercury	tonnes	**0.0**	0.0

Waste			
Hazardous waste – Mineral total	kilotonnes	**14,400**	16,200
Non-hazardous waste – Mineral tailings	kilotonnes	**90,110**	106,000
Accidental discharges of water and tailings[8]	megalitres	**0**	0[9]

	2017		
Business data summary	**GHG Scope 1 & 2 millions of tonnes CO_2-e[10]**	**Total energy use PJ**	**Energy use: electricity PJ**
Petroleum and Potash	2.9	26.1	0.3
Copper	6.2	46.4	21.4
Iron Ore	2.2	29.8	1.2
Coal	5.0	37.7	5.1
BHP Total[11]	**16.3**	**140**	**28**

Regional environment fines levied[9]	2017	Number of fines
Australia	US$27,580	3

(1) Data in italics indicates that data has been adjusted since it was previously reported.
(2) Data does not include land managed for conservation as part of social investment.
(3) Measured according to the World Resources Institute/World Business Council for Sustainable Development.
(4) Our reported FY2017 GHG intensity was 2.4 tonnes of CO_2-e (Scope 1 & 2 emissions) per tonne of copper equivalent production. Our reported FY2017 energy intensity (within the organisation) was 20 petajoules per million tonnes of copper equivalent production. Copper equivalent production has been based on FY2017 average realised product prices. Rather than use an intensity metric, we set ourselves a challenging goal to limit our overall GHG emissions by keeping our absolute FY2017 GHG emissions below our FY2006 baseline (adjusted as necessary for material acquisitions and divestments).
(5) BHP currently uses Global Warming Potentials (GWP) from the Intergovernmental Panel on Climate Change (IPCC) Assessment Report 4 (AR4).
(6) For petroleum in use, crude oil is assumed to be used as diesel fuel and liquefied petroleum gas is assumed to be used for non-transportation purposes.
(7) Our Scope 3 emissions have been calculated in line with the GHG Protocol. Please refer to bhp.com for further details of our calculations.
(8) Data reported for environmentally significant events.
(9) Does not include the dam failure at Samarco, our non-operated minerals joint venture.
(10) In accordance with the new GHG Protocol Scope 2 disclosure requirements our market-based Scope 2 emissions were 5.8Mt CO_2-e which compare to our location-based Scope 2 emissions of 5.8Mt CO_2-e. Unless otherwise noted, all scope 2 emissions reported are calculated using the market-based method. Our market-based Scope 2 emissions were calculated using supplier specific emissions factors. A residual mix is currently unavailable to account for voluntary purchases and this may result in double counting between electricity consumers.
(11) Total includes Group Functions.

BHP Sustainability Report 2017 43

Our conclusions:
1) Sustainability Report 2017 – Limited assurance
Based on the procedures performed, and evidence obtained, we are not aware of any material misstatements in the BHP Sustainability Report 2017 for the year ended 30 June 2017 (‘Sustainability Report 2017’), which is prepared in accordance with the GRI Standards, the ICMM Sustainable
Development Framework and the basis of preparation as disclosed in the Sustainability Report 2017.
2) GHG emissions – Reasonable assurance
In our opinion, in all material respects, BHP’s reported greenhouse gas (GHG) emissions of 16.3 Mt CO2-e (Scope 1 and 2) for the year ended
30 June 2017, are prepared in accordance with the World Resources Institute/World Business Council for Sustainability Development (WRI/WBCSD)
GHG Protocol (market-based method) and the basis of preparation as disclosed in the Sustainability Report 2017.
Criteria used as the basis of reporting
The criteria used as the basis of reporting include the GRI Standards published by the Global Reporting Initiative (GRI), the ICMM
Sustainable Development Framework published by the International
Council on Mining and Metals (ICMM), the GHG Protocol published by the WRI/WBCSD, and the basis of preparation disclosed in the
Sustainability Report 2017 prepared by the Directors and Management of BHP Billiton Limited and BHP Billiton Plc (collectively BHP).
Basis of conclusions
We conducted our work in accordance with International Standard on
Assurance Engagements ISAE 3000 Assurance Engagements other
than Audits or Reviews of Historical Financial Information and ISAE 3410
Assurance on Greenhouse Gas Statements (Standards). In gathering evidence for our conclusions our assurance procedures comprised:
interviews with senior management and relevant staff at corporate and 16 operating sites;
assessment of the suitability and application of the criteria in respect of the disclosed information;
evaluation of the design and implementation of the key systems, processes and controls for collecting, managing and reporting the information within the Sustainability Report 2017 and testing of certain controls for collecting, managing and reporting the
GHG emissions;
risk analysis, including print and social media searches,
to validate the completeness of BHP’s own materiality assessment and to determine the scope of assurance testing at corporate and operating sites;
assessment of the reasonableness of the assumptions underlying the forward-looking statements set out in the Sustainability
Report 2017;
agreeing the information included in the Sustainability Report 2017 to relevant underlying sources on a sample basis;
agreeing the GHG emissions data to relevant underlying sources in accordance with the International Standard on Auditing ISA 530
Audit Sampling and Other Means of Testing;
an assessment that the information reported was in accordance with the GRI Standards Comprehensive level of disclosures and Subject
Matters 1 to 4 of the ICMM Sustainable Development Framework.
Our work has not covered case studies and examples.
GHG emissions quantification is subject to inherent uncertainty because of incomplete scientific knowledge used to determine emissions factors and the values needed to combine emissions of different gases.
In accordance with the Standards we have:
used our professional judgement to plan and perform the
engagement to obtain assurance that the Sustainability Report
2017 and GHG emissions are free from material misstatement,
whether due to fraud or error;
considered relevant internal controls when designing our
assurance procedures, however we do not express a conclusion on their effectiveness;
ensured that the engagement team possesses the appropriate
knowledge, skills and professional competencies.
How we define limited and reasonable assurance
Limited assurance consists primarily of enquiries and analytical procedures as described above. The procedures performed in a limited assurance engagement vary in nature and timing, and are less in extent than for a reasonable assurance engagement. Consequently the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained had a reasonable assurance engagement been performed.
Reasonable assurance is a high level of assurance but, due to the use of sampling techniques, it is not a guarantee that it will always detect a material misstatement when it exists.
BHP’s responsibility
BHP is responsible for:
determining that the criteria is appropriate to meet its needs;
preparing and presenting the Sustainability Report 2017 and GHG emissions in accordance with the criteria;
determining BHP’s GRI level of disclosures in accordance with the
GRI Standards;
establishing internal controls that enable the preparation and presentation of the Sustainability Report 2017 and GHG emissions that are free from material misstatement, whether due to fraud or error;
maintaining integrity of the website.
Our responsibility
Our responsibility is to perform:
limited assurance in respect of the Sustainability Report 2017, excluding case studies and examples;
reasonable assurance in respect of the GHG emissions; and
to issue an assurance report that includes our conclusions.
Use of this Assurance Report
This report has been prepared for BHP. We disclaim any assumption of responsibility for any reliance on this report, to any person other than BHP, or for any other purpose than that for which it was prepared.
Our independence and quality control
We have complied with the independence and other relevant ethical requirements of the Code of Ethics for Professional Accountants
of the International Federation of Accountants, and the applicable requirements of the International Standard on Quality Control 1
to maintain a comprehensive system of quality control.
KPMG
Melbourne
7 September 2017
KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
Liability limited by a scheme approved under Professional Standards Legislation.
Independent Assurance Report to the Directors and Management of BHP
44 BHP Sustainability Report 2017

Corporate Directory
BHP Registered Offices
BHP Billiton Limited
Australia
171 Collins Street
Melbourne VIC 3000
Telephone Australia 1300 55 47 57
Telephone International +61 3 9609 3333
Facsimile +61 3 9609 3015
BHP Billiton Plc
United Kingdom
Nova South, 160 Victoria Street
London SW1E 5LB
Telephone +44 20 7802 4000
Facsimile +44 20 7802 4111
Group Company Secretary
Margaret Taylor
BHP Corporate Centres
Chile
Cerro El Plomo 6000
Piso 18
Las Condes 7560623
Santiago
Telephone +56 2 2579 5000
Facsimile +56 2 2207 6517
United States
Our agent for service in the United States
is Jennifer Lopez-Burkland at:
1500 Post Oak Boulevard, Suite 150
Houston, TX 77056-3020
Telephone +1 713 961 8500
Facsimile +1 713 961 8400
Marketing and Supply Office
Singapore
10 Marina Boulevard, #50-01
Marina Bay Financial Centre, Tower 2
Singapore 018983
Telephone +65 6421 6000
Facsimile +65 6421 7000
Share Registrars and Transfer Offices
Australia
BHP Billiton Limited Registrar
Computershare Investor Services
Pty Limited
Yarra Falls, 452 Johnston Street
Abbotsford VIC 3067
Postal address – GPO Box 2975
Melbourne VIC 3001
Telephone 1300 656 780 (within Australia)
+61 3 9415 4020 (outside Australia)
Facsimile +61 3 9473 2460
Email enquiries:
investorcentre.com/bhp
United Kingdom
BHP Billiton Plc Registrar
Computershare Investor Services PLC
The Pavilions, Bridgwater Road
Bristol BS13 8AE
Postal address (for general enquiries)
The Pavilions, Bridgwater Road
Bristol BS99 6ZZ
Telephone +44 344 472 7001
Facsimile +44 370 703 6101
Email enquiries:
investorcentre.co.uk/contactus
South Africa
BHP Billiton Plc Branch Register
and Transfer Secretary
Computershare Investor Services
(Pty) Limited
Rosebank Towers
15 Biermann Avenue
Rosebank
2196, South Africa
Postal address – PO Box 61051
Marshalltown 2107
Telephone +27 11 373 0033
Facsimile +27 11 688 5217
Email enquiries:
web.queries@computershare.co.za
Holders of shares dematerialised into Strate
should contact their CSDP or stockbroker.
New Zealand
Computershare Investor Services Limited
Level 2/159 Hurstmere Road
Takapuna Auckland 0622
Postal address – Private Bag 92119
Auckland 1142
Telephone +64 9 488 8777
Facsimile +64 9 488 8787
United States
Computershare Trust Company, N.A.
250 Royall Street
Canton, MA 02021
Postal address – PO Box 43078
Providence, RI 02940-3078
Telephone +1 888 404 6340
(toll-free within US)
Facsimile +1 312 601 4331
ADR Depositary, Transfer Agent and Registrar
Citibank Shareholder Services
PO Box 43077
Providence, RI 02940-3077
Telephone +1 781 575 4555 (outside of US)
+1 877 248 4237 (+1-877-CITIADR)
(toll-free within US)
Facsimile +1 201 324 3284
Email enquiries:
citibank@shareholders-online.com
Website: citi.com/dr
Latest news, Reports and presentations
Company overview (including Our Charter,
structure and governance)
Subscribe to receive news alerts
sent directly to your email address
linkedin . com /c ompany / bhp
youtube . com/ b hp
twitter. com / bhp
How to access information on BHP
BHP produces a range of publications, which are available
online at bhp.com. If you are a shareholder, you can also elect to receive a paper copy of the Annual Report through the
Share Registrar (above).
Annual Report
2017
Economic
Contribution
Report 2017
Front cover image –
The Valdivian Coastal Reserve
in the Los Rios region, Chile.

BHP